12027428

12027427

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

LAKEVIEW CREST, LLC
OSPREY LODGE LLC

(Exact name of issuer as specified in its charter)

FLORIDA

(State or other jurisdiction of incorporation or organization)

4130 United Avenue
Mount Dora, Florida 32757
(352) 589-2700

with copies to:

Greenberg Traurig, P.A.
401 East Las Olas Boulevard
Suite 2000
Fort Lauderdale, Florida 33301

(Address, including zip code, and telephone number,
including area code, of issuer's principal executive office)

Tom L. Hofmeister
Lakeview Crest Management LLC
4130 United Avenue
Mount Dora, Florida 32757
(352) 589-2700

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

8050	**Lakeview Crest, LLC - 20-4742246** **Osprey Lodge LLC - 27-1192756**
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by the terms of Regulation A.

PART I - NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

The issuers of the securities being offered pursuant to this Form 1-A are Lakeview Crest, LLC and Osprey Lodge LLC (the "Issuers"). Neither of the Issuers has a board of directors. Pursuant to their respective Operating Agreements, each Issuer is managed by Lakeview Crest Management LLC, a Florida limited liability company (the "Lakeview Management"). Lakeview Management is managed by its two members, Hofmeister Lakeview LLC ("Hofmeister Lakeview") and Croson Lakeview LLC ("Croson Lakeview"). Tom L. Hofmeister owns all of the outstanding membership interests of Hofmeister Lakeview and David A. Croson and members of his immediate family own all of the outstanding membership interests of Croson Lakeview. The business address of Lakeview Management is 4130 United Avenue, Mount Dora, Florida 32757.

(b) the issuer's officers;

Tom L. Hofmeister is the President of Lakeview Management and each of the Issuers.

David A. Croson is the Vice President of Lakeview Management and each of the Issuers.

The business address of each of Mr. Hofmeister and Mr. Croson is c/o Lakeview Crest Management LLC, 4130 United Avenue, Mount Dora, Florida 32757.

(c) the issuer's general partners;

Not applicable.

(d) record owners of 5 percent or more of any class of the issuer's securities;

All of the outstanding membership interests of the Issuers are owned by Lakeview Crest Holdings, LLC, a Florida limited liability company ("Holdings"). The business address of Holdings is 4130 United Avenue, Mount Dora, Florida 32757.

(e) beneficial owners of 5 percent or more of any class of the issuer's securities;

All of the outstanding membership interests of the Issuers are owned by Holdings.

Holdings is managed by a Board of Managers comprised of Tom L. Hofmeister, David A. Croson and Peder Johnsen. As a result, each of Mr. Hofmeister, Mr. Croson and Mr. Johnsen may be deemed to have shared voting and dispositive power overall limited liability company membership interests of the Issuers held by Holdings.

Holdings is directly owned by Hofmeister Lakeview LLC, Croson Lakeview and Concordis Development of Tavares, LLC ("Concordis Development"). Tom L. Hofmeister owns all of the outstanding membership interests of Hofmeister Lakeview, David A. Croson and members of his immediate family own all of the outstanding membership interests of Croson Lakeview and Peder Johnsen and Randolph Trent Watkins own all of the outstanding membership interests of Concordis Development. Thus, through their direct and indirect ownership of Holdings, each of Hofmeister Lakeview and Mr. Hofmeister, Croson Lakeview and Mr. Croson, and Concordis Development, Mr. Johnsen and Mr. Watkins may be deemed to indirectly beneficially own 5% or more of the limited liability company membership interests of the Issuers.

The business address of each of Hofmeister Lakeview, Mr. Hofmeister, Croson Lakeview and Mr. Croson is c/o Lakeview Crest Management LLC, 4130 United Avenue, Mount Dora, Florida 32757. The business address for each of Mr. Johnsen and Mr. Watkins is 1805 SE 16th Ave., Suite 102, Ocala, FL 34471.

(f) *promoters of the issuer;*

Not applicable.

(g) *affiliates of the issuer;*

The following is a list of each person or entity that is an affiliate of the Issuer:

(1) Lakeview Management;

(2) Holdings;

(3) Tom L. Hofmeister;

(4) David A. Croson;

(5) Peder Johnsen;

(6) Randolph Trent Watkins;

(7) Master Commercial Contractors, Inc.;

(8) J.A. Croson, LLC;

(9) Croson Lakeview;

(10) Concordis Development;

(11) Concordis Management of Tavares LLC; and

(12) Hofmeister Lakeview.

The business address of each of Holdings, the Manager, Mr. Hofmeister, Hofmeister Lakeview, Mr. Croson, Croson Lakeview and Master Commercial Contractors, Inc. is c/o Lakeview Crest Management LLC, 4130 United Avenue, Mount Dora, Florida 32757.

The business address of J.A. Croson, LLC is 31550 CR 437, Sorrento, FL 32776.

The business address of each of Mr. Johnsen, Mr. Watkins Concordis Development and Concordis Management of Tavares, LLC is 1805 SE 16th Ave., Suite 102, Ocala, FL 34471.

(h) counsel to the issuer with respect to the offering;

Greenberg Traurig, P.A., is acting as counsel to the Issuers with respect to the offering. The business address of Greenberg Traurig, P.A. is 401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, Florida 33301, Attention: Kara L. MacCullough.

(i) each underwriter with respect to the offering;

Herbert J. Sims & Co., Inc. is acting as sole underwriter with respect to the offering (the "Underwriter"). The business address of Herbert J. Sims & Co., Inc. is 2150 Post Road, Suite 301, Fairfield, Connecticut 06824.

(i) the underwriter's directors;

The Underwriter's directors are Jason H. Diamond, Daniel J. Mullane and William B. Sims. The business address of each of Mr. Diamond, Mr. Mullane and Mr. Sims is c/o Herbert J. Sims & Co., Inc., 2150 Post Road, Suite 301, Fairfield, Connecticut 06824.

(j) the underwriter's officers;

Jason H. Diamond is the Managing Director and Chief Financial Officer of the Underwriter.

Genevieve R. Freda is the Secretary and Treasurer of the Underwriter.

Daniel J. Mullane is the Managing Director of the Underwriter.

William B. Sims is the Chief Executive Officer, Chairman and Managing Director of the Underwriter.

The business address of each of Mr. Diamond, Ms. Freda, Mr. Daniel and Mr. Sims is c/o Herbert J. Sims & Co., Inc. 2150 Post Road, Suite 301, Fairfield, Connecticut 06824.

(k) the underwriter's general partners; and

Not applicable.

(l) counsel to the underwriter.

Peck, Shaffer & Williams LLP is acting as counsel to the Underwriter with respect to the offering. The business address of Peck, Shaffer & Williams LLP is 3353 Peachtree Road, Suite M20, Atlanta, Georgia 30326, Attention: David H. Williams, Jr.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None of the persons identified in response to Item 1 is subject to any of the disqualifying provisions set forth in Rule 262 under the Securities Act of 1933, as amended (the "Securities Act").

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant

to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) *List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.*

The securities being offered pursuant to this Form 1-A are to be offered by the Underwriter in each of the following states: Connecticut, Florida, Illinois, Massachusetts, New Jersey and New York.

(b) *List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.*

Not applicable.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) *As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:*

(1) *the name of such issuer;*

Holdings.

(2) *the title and amount of securities issued;*

Class B Membership Interests representing approximately 1.25% of the Outstanding Class B Membership Interests of Holdings (after giving effect to the issuance).

(3) *the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof.*

The aggregate offering price for the Class B Membership Interests was $100,000, based on an offering price of $80,000 for the purchase of Class B Membership Interests representing approximately 1% of the total issued and outstanding membership interests in Holdings. The offering price was determined by Holdings based upon the value of Holdings as determined pursuant to pro forma financial projections.

(4) *the names and identities of the persons to whom the securities were issued:*

The sole purchaser of Class B interests within one year prior to the filing of this Form 1-A was J.W. Guignard Revocable Trust.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a managing member, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not applicable.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Holdings relied on the exemption from the registration requirements of the Securities Act contained in Rule 506 of Regulation D promulgated under the Securities Act in order to sell the Class B Membership Interests without registration under the Securities Act. Holdings relied on the following facts to establish its ability to rely on such exemption: the securities were sold only to one investor, who Holdings reasonably believed to be an Accredited Investor as defined pursuant to Rule 501 of Regulation D; Holdings did not offer or sell the securities by any form of general solicitation or general advertising; and Holdings provided the purchaser the information required to be provided pursuant to Rule 506 of Regulation D.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The Issuers are not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. However, the Issuers may offer securities from time to time in the future to the extent necessary to satisfy their capital needs or favorable market conditions present themselves.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) *To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;*

(2) *To stabilize the market for any of the securities to be offered;*

(3) *For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.*

Not applicable.

(b) *Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.*

Not applicable.

ITEM 8. Relationship with the Issuer of Experts Named in the Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, managing member, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

The Issuers have not used a publication authorized by Rule 254 prior to the filing of this notification.

PART II - PRELIMINARY OFFERING CIRCULAR

ITEM 1. Cover Page

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission.

Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

Subject to completion, dated August 27, 2012

LAKEVIEW CREST, LLC
OSPREY LODGE LLC
$5,000,000 Fixed Rate Bonds due July 1, 2026

This preliminary offering memorandum relates to the offer and sale by Lakeview Crest, LLC, a Florida limited liability company ("Lakeview Crest"), and Osprey Lodge LLC, a Florida limited liability company ("Osprey Lodge" and, together with Lakeview Crest, collectively, "we," "us" or the "Issuers"), of up to $5,000,000 aggregate principal amount of Fixed Rate Bonds due July 1, 2026 (the "Bonds"). Our principal executive offices are located at 4130 United Avenue, Mount Dora, Florida 32757 and our telephone number is (325) 589-2700.

In July 2011, we issued certain promissory notes (the "Notes") in the aggregate principal amount of $23,365,000 to the City of Tavares, Florida ("Tavares") pursuant to a Loan Agreement dated July 1, 2011 (as amended from time to time, the "Loan Agreement"). The Notes were issued as part of a plan of financing pursuant to which Tavares issued $23,365,000 in bonds (collectively, the "Series 2011 Bonds") and loaned the proceeds of the Series 2011 Bonds to us pursuant to the Loan Agreement for the purpose of constructing, leasing and operating a senior living community to be known as Osprey Lodge at Lakeview Crest (the "Project") and to be located in Tavares. The Notes are secured by a first mortgage on our land, improvements, fixtures, leases and rents and an assignment of our interest in leases and rents issued pursuant to a Mortgage, Assignment of Rents and Security Agreement (the "Mortgage"), a collateral assignment of all of our rights under certain contracts described below pursuant to an Assignment of Contract Documents (the "Assignment") and a pledge of all "Gross Revenues" of the Project, defined generally as the receipts, revenues, rentals, income, insurance proceeds (including, without limitation, all Medicaid, Medicare and other third party payments), condemnation awards, and other moneys received by or on behalf of the Issuers (subject to certain limitations described more fully in the Loan Agreement). At the closing of the offering of the Series 2011 Bonds, Tavares assigned the Mortgage and the Assignment to U.S. Bank National Association, in its capacity as trustee for the holders of the Series 2011 Bonds (in such capacity, the "Municipal Bond Trustee").

The Series 2011 Bonds consist of $15,630,000 aggregate principal amount of tax-free First Mortgage Revenue Bonds, Series A (Osprey Lodge at Lakeview Crest Project) (the "Series 2011A Bonds"), $2,735,000 aggregate principal amount of First Mortgage Taxable Revenue Bonds, Series B (Osprey Lodge at Lakeview Crest Project) (the "Series 2011B Bonds") and $5,000,000 aggregate principal amount of Adjustable Rate First Mortgage Taxable Revenue Bonds, Series C (Osprey Lodge at Lakeview Crest Project) (the "Series 2011C Bonds"). The Series 2011 Bonds were issued pursuant to a Trust

Indenture between Tavares and the Municipal Bond Trustee (the "Municipal Bond Indenture"). All of the Series 2011C Bonds are payable by Tavares solely from the proceeds of our principal and interest payments in respect of the Notes, and are secured by the Mortgage and the Assignment as described above. The gross proceeds of this offering are expected to be used by us to repay all outstanding principal and interest on, and retire, the Notes issued in respect of the Series 2011C Bonds (with such funds to be applied by the Municipal Bond Trustee to repay and retire the Series 2011C Bonds).

In connection with the closing of this offering, we will enter into a Master Trust Indenture (the "Master Indenture") with U.S. Bank National Association, in its capacity as master trustee (in such capacity, the "Master Trustee") and a Corporate Bond Indenture (the "Corporate Bond Indenture") with U.S. Bank National Association, in its capacity as trustee for the benefit of the holders of the Bonds (in such capacity, the "Corporate Bond Trustee"). Also in connection with the closing of this offering, each of the Mortgage, the Assignment, the Municipal Bond Indenture and the Loan Agreement will be amended and restated in the forms attached as exhibits 6.1, 6.2, 6.3 and 6.4 to this Offering Circular. The Bonds will rank equal in right of payment with the Series 2011A Bonds and the Series 2011B Bonds and will be secured by the Mortgage, the Assignment and the pledge of our Gross Revenues contained in the Master Indenture ad other security provided for in the Master Indenture on a ratable basis with the Series 2011A Bonds and the Series 2011B Bonds. The Bonds will rank senior in right of payment to all of our future indebtedness, if any, except for certain permitted *pari passu* (i.e., equally ranking) indebtedness which we may incur under the Master Indenture.

The Bonds will bear interest at an interest rate of between 6% and 10% until maturity. The interest rate will be determined based on market rates at the time of issuance. Interest on the Bonds will be calculated on the basis of a 360-day year consisting of twelve 30-day months and will be payable semi-annually on January 1 and July 1 of each year until the Bonds have been fully repaid.

Herbert J. Sims & Co., Inc. is acting as sole underwriter with respect to the offering on a best efforts basis. The termination date of the offering is the six month anniversary of the commencement of the offering. Additional details regarding the underwriting arrangements are included below in **Part II - Item 4, "Plan of Distribution."**

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

INVESTING IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" UNDER PART II - ITEM 3, "SUMMARY INFORMATION, RISK FACTORS AND DILUTION" FOR INFORMATION THAT AN INVESTOR SHOULD CONSIDER BEFORE DECIDING TO INVEST IN THE BONDS.

	Price to the public	Underwriting discounts and commissions (1)	Proceeds to issuer or other persons (1)(2)
Per Unit	$5,000	$100	$5,000
Total	$5,000,000	$100,000	$5,000,000

(1) The underwriting discounts and commissions will be paid by the Issuers from funds other than those raised in this offering.

(2) The Issuers will bear all of the expenses related to the offering of the Bonds. The aggregate amount of offering expenses, including underwriting expenses (but excluding underwriting discounts and commissions), to be borne by the Issuers is estimated to be approximately $300,000.

The approximate date of commencement of the proposed sale of Notes to the public is as soon as practicable after this Offering Circular has been qualified by the Securities and Exchange Commission.

Herbert J. Sims & Co. Inc.

The date of this Preliminary Offering Circular is August 27, 2012.

ITEM 2. Distribution Spread

See **Part II - Item 1, "Cover Page,"** above.

ITEM 3. Summary Information, Risk Factors and Dilution

RISK FACTORS

AN INVESTMENT IN THE BONDS INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS, AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS OFFERING CIRCULAR, BEFORE DECIDING WHETHER TO INVEST IN THE BONDS. ANY OF THE FOLLOWING RISKS COULD MATERIALLY AND ADVERSELY AFFECT OUR FINANCIAL CONDITION OR RESULTS OF OPERATIONS. THE RISKS DESCRIBED BELOW ARE NOT THE ONLY RISKS FACING US. ADDITIONAL RISKS AND UNCERTAINTIES NOT CURRENTLY KNOWN TO US OR RISKS WE CURRENTLY VIEW AS IMMATERIAL MAY ALSO MATERIALLY AND ADVERSELY AFFECT OUR FINANCIAL CONDITION OR RESULTS OF OPERATIONS. IN SUCH A CASE, YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

Risks Relating to our Business

Our ability to satisfy our obligations under the Bonds is dependent on the successful construction and leasing of the Project.

We were recently formed for the purpose of constructing, leasing and operating the Project. The Project is in the construction phase and is expected to be completed by October 2012. There can be no assurance that we will be successful in constructing and fully leasing the Project in a timely manner, if at all. We have not generated any revenues from operations and our sole projected sources of revenues to satisfy our obligations under the Bonds are the Project, if and when completed, and investment earnings on our borrowings. If we are not successful in constructing and fully leasing the Project in a timely manner, or at all, our ability to generate revenues in an amount sufficient to satisfy our obligations under the Bonds will be materially adversely affected.

The construction of the Project is subject to significant risks that, if realized, may prevent or substantially delay the completion of the Project.

Construction of the Project is subject to the usual risks associated with construction projects, including, but not limited to, delays in issuance of required building permits or other necessary approvals or permits, strikes, labor disputes, shortages of materials and/or labor, transportation delays, restrictions related to endangered species, adverse weather conditions, fire, casualties, acts of God, war, acts of public enemies, terrorism, orders of any kind of federal, state, county, city or local government, insurrections, riots, adverse conditions not reasonably anticipated or other causes beyond our control and/or the control of our contractors. Such events could result in delays to the marketing, substantial completion, and/or occupancy of the Project and thus the revenue flow therefrom. In addition, the marketing, substantial completion and occupancy of the Project may be extended by reason of changes authorized by us and delays due to acts of neglect by us or by independent contractors employed by us.

Cost overruns could result in our not having sufficient funds to complete construction of the Project.

We anticipate that the proceeds of the Bonds, together with our existing borrowings and the anticipated investment earnings thereon, should be sufficient to complete the construction and equipping of the Project, based upon the fixed price obtained from CORE Construction Services of Florida, LLC, the general contractor for the Project (the "General Contractor"). Cost overruns for projects such as the Project may occur due to change orders and other factors. Our construction Agreement with the General Contractor (the "Construction Agreement") provides for liquidated damages in the amount of $6,000 per day if the Project is not completed by the date specified, subject to extension under conditions set forth in the Construction Agreement, and the General Contractor has furnished to us payment and performance bonds in the full amount of the Construction Agreement. If we have claims under the liquidated damages provisions of the Construction Agreement or under the payment and performance bonds, there can be no assurance that such claims could be collected without litigation. Furthermore, there may be cost increases because of extraordinary events that may not give rise to claims for liquidated damages. See "THE PROJECT — The General Contractor" under **Part II - Item 6, "Description of the Business."**

Failure or delay in obtaining a license to operate the Project could prevent or delay the commencement of our operations at the Project.

The Project is expected to consist of 124 senior housing units, including 76 assisted living units (collectively, the "Assisted Living Community") and 48 Alzheimer / impaired memory (dementia) units for patients with Alzheimer's disease or dementia (collectively, the "Memory Care Community"). In order to operate the Assisted Living Community and the Memory Care Community, we will be required to secure licenses from the Florida Agency for Health Care Administration ("AHCA"). Our success will be dependent in a large part upon the timely and successful development of the Project in accordance with applicable standards imposed by AHCA so as to be able to obtain the appropriate permits and authority to open the Project as planned. We have submitted an application to AHCA for licenses to operate the Project and anticipate that we will hold the necessary licenses upon completion of the Project. However, no assurance can be given that we will obtain the required licenses prior to completion of the Project, or at all. Any delay or failure in obtaining the required licenses may negatively impact the occupancy levels and revenues of the Project and, thereby, materially and adversely impact our ability to satisfy our obligations under the Bonds.

We will be required to satisfy continuing licensure requirements in order to maintain our license to operate the Project.

If and when issued, AHCA may revoke or suspend our license for a number of reasons, including: (a) an intentional or negligent act seriously affecting a facility resident's health, safety or welfare; (b) misappropriation or conversion of resident property; (c) a determination by AHCA that we lack the financial ability to provide continuing adequate care to residents; or (d) our failure during re-licensure to meet minimum licensing standards or applicable rules. Furthermore, AHCA may seek an injunction in various circumstances, including to enforce applicable requirements if a violation has not been corrected by the imposition of administrative fines or when the violation materially affects resident health, safety or welfare. In addition, AHCA may seek the appointment of a receiver in the same circumstances as indicated above with respect to nursing home facilities. If AHCA revokes or suspends our license, obtains an injunction against us or succeeds in appointing a receiver for the Project, the occupancy levels and the revenues may be materially adversely affected and/or we may be required to close the Project.

We may be unable to rent a sufficient number of units to low-income residents to satisfy to conditions under our Land Use Agreement with Tavares, which could cause an event of default under the Loan Agreement.

Pursuant to a land use agreement entered into by and among us, Tavares and the Municipal Bond Trustee (the "Land Use Agreement"), we have agreed to rent 20% of the assisted living units to persons whose income does not exceed 50% of the median income of the area where the Project is located. Our failure to comply with the terms of the Land Use Agreement will result in a default under the Master Indenture and the Loan Agreement and may result in, among other things, the acceleration of our obligations thereunder.

The success of the Project is dependent on our ability to maintain high occupancy levels.

The success of the Project is dependent on our ability to achieve and maintain high levels of occupancy of the Project by residents who are financially capable of paying the full amount of the monthly service fees charged by us. If we fail to achieve and maintain a high level of occupancy, there may be insufficient funds to pay debt service on the Bonds and the Notes. There can be no assurance that occupancy will meet or exceed the levels needed for the feasibility of the Project. Occupancy of the Project may be effected by, among other things, crime and other neighborhood factors, the condition of the Project and competition from existing senior housing facilities or new senior housing facilities that may be constructed in the areas served by the Project.

Prospective residents of the Project may not be able to afford the monthly service fees charged by us; we may be required to increase monthly service fees from time to time.

We will charge residents of the Project a monthly service fee. Therefore, the number of prospective residents of the project will naturally be limited to those persons who can afford to pay such fees. The number of prospective residents who can afford to pay monthly service fees may be affected by general economic conditions in the area. In particular, a depressed housing market may prevent prospective residents from selling their homes and moving into the Project.

We may need to increase the monthly service fees charged to residents of the Project from time to time in order to offset increasing operating costs. There can be no assurance that such increases can or will be made, that increases in expenses will not be greater than assumed, that residents will be able to pay such increased fees or that such increases will not adversely affect the occupancy rate of the Project. A large percentage of the monthly income of the residents of the Project is expected to be fixed in amount, consisting of income derived from savings, pensions, investments and Social Security payments. If, due to inflation or otherwise, substantial increases in monthly fees and service fees are required at the Project to cover increases in operating costs and other expenses, residents of the Project may experience difficulties paying or may be unable to pay such increased fees. In addition, some residents may need to convert assets to cash to pay the required fees, such as by selling a home. If we are unable collect from residents the full amount of their payment obligations, either when due or at all, we may not be able to pay amounts due under Bonds and our other indebtedness. Furthermore, it is possible that residents who unexpectedly become unable to make monthly payments to us may be allowed to remain residents in the Project even though the costs of caring for such residents could have an adverse effect on our financial condition and results of operations.

Residents of the Project may be delinquent or default in paying their rent.

We only intend to rent units to tenants that we judge to be creditworthy. Nevertheless, a portion of the tenants in the Project will be lower income persons who may not be able to make timely rental payments or may otherwise fail to make rental payments at all. To the extent possible, we intend to terminate rentals to such delinquent or defaulting tenants as soon as practicable after their default. Tenants who do not voluntarily vacate will require us to seek to recover possession through legal action. Legal action is costly, both in regard to legal fees and expenses and to lost revenues during the time necessary to remove the tenant. The existence of delinquent or defaulting tenants in the Project could adversely affect our ability to make timely payments, if at all, under the Bonds and any other indebtedness.

We may be subject to organized resident activity seeking lower monthly service charges and/or increased levels of service.

We may from time to time be subject to pressure from organized groups of residents seeking, among other things, to raise the level of services or to maintain the level of monthly service fees with respect to the Project or other charges without increase. Moreover, we may be subject to conflicting pressures from different groups of residents, some of whom may seek an increase in the level of services while others wish to hold down monthly service fees and other charges. No assurance can be given that we will be able to satisfactorily meet the needs of such resident groups.

We may be subject to increased costs of providing assisted living services.

The cost of providing assisted living services may increase due to many reasons, including increasing regulation by the federal government and state and local governments, increasing insurance costs and litigation, increases in salaries paid to nurses and other assisted living and healthcare personnel and to shortages in such personnel that many require the use of employment agencies. Any increase in such costs may materially and adversely affect our ability to pay debt service on the Bonds.

Outside factors could depress demand for the services of the Project.

Several factors could affect demand for services of the Project, including: (i) efforts by insurers and governmental agencies to reduce utilization of long-term care facilities by such means as preventive medicine and home health care programs; (ii) advances in scientific and medical technology; and (iii) increased or more effective competition from assisted living facilities and long-term care facilities now or hereafter located in the service area of the Project.

Our actual results may differ from the financial forecast included in our feasibility study.

We have commissioned a feasibility study (the "Feasibility Study") prepared by Moore Stephens Lovelace, P.A. to determine the feasibility of the Project. The Feasibility Study includes, among other things, pro-forma projections based on an assumed sixteen-month development period. The financial forecast contained in the Feasibility Study is based upon assumptions made by us. Any projection or forecast is subject to uncertainties, and inevitably some assumptions used to develop the Feasibility Study and the financial forecasts will not be realized, and unanticipated events and circumstances may occur. As stated in the Feasibility Study, there will usually be differences between the forecasted and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material. Actual operating results may be affected by many uncontrollable factors, including, but not limited to, changes in employee relations, increased taxes or governmental controls, changes in applicable governmental regulation, changes in demographic trends, increased competition which may affect occupancy levels, changes in the retirement living and health care industries, changes in general economic conditions, changes in management and increased inflation, all of which could result in changes in, or failure to execute, our plans as reflected in the forecast and result in increased costs and/or lower than anticipated revenues. In addition, the financial forecast is only for the five years ending December 31, 2016, and consequently does not cover the whole period during which the Bonds may be outstanding.

We face competition from several existing facilities as well as potential new facilities.

The Project currently faces competition from several existing facilities for the elderly, including continuing care retirement communities, nursing homes, homes for the aged and retirement centers and apartment buildings that offer similar services, as well as similar retirement facilities in the service areas in which the Project operates. The Project may face additional competition in the future from providers of new, expanded, or renovated retirement living and nursing facilities servicing the housing and health care needs of the elderly. While subject to certain licensure requirements and regulation described above, an assisted living facility operating in the State of Florida is not required to obtain a "certificate of need" that may be commonly required in other states. As a result, the barrier to entry for facilities competing with the Project may be low. There can be no assurance that in the future the Project will be able to compete with other similar facilities in such service areas. If we are unable to compete successfully, our financial condition and results of operations, and therefore our ability to satisfy our obligations under the Bonds and the Notes, may be materially adversely affected.

Healthcare reform may impact our results.

Recently passed health care reform laws at the Federal level would impose certain expanded contracting requirements on long-term care facilities regarding coordination of care with hospitals and hospital systems going forward. In addition, legislation is periodically introduced in Congress and in the Florida State Legislature that could result in limitations on revenues, reimbursements, or charges for health care facilities. At this time, no determination can be made as to whether such Federal or state legislation will be enacted or, if enacted, its impact on the Project.

We are dependent on the management services to be provided by our manager.

The successful operation of the Project will depend, to a large extent, upon the management services initially provided by Concordis Management of Tavares, LLC, the initial manager of the Project (the "Manager"), pursuant to a management agreement entered into between us and the Manager on July 1, 2011 (the "Management Agreement") as well as our and the Manager's ability to lease the units and keep the Project substantially occupied. There can be no assurance that the Manager will operate the Project in a manner which will provide sufficient moneys to pay principal and interest on the Bonds and the Notes and to operate and maintain the Project. In addition, the Manager will not be required to advance monies in the event that additional funds are needed to operate and maintain the project. If, for any reason, the Manager does not or cannot perform its duties under the Management Agreement or the Management Agreement is to be terminated, we will be required to find a competent facility manager to take the Manager's place. There can no assurance that we will be successful in finding and engaging a replacement manager on favorable terms, or at all. Furthermore, if we seek to terminate the Management Agreement we may be required to pay substantial early termination fees.

We are highly dependent on the skills of our executive officers.

We are highly dependent on the skill of our executive officers, Tom L. Hofmeister and David A. Croson to construct, lease and operate the Project. The loss of the services of any of our executive officers may have a material adverse effect on our ability to successfully complete the construction of or leasing of the project and our ability to generate revenues from the Project, once completed, in an amount sufficient to satisfy our obligations under the Bonds and the Notes.

Our executive officers have never supervised the development, management and operation of an assisted and independent senior living facility

Although each of our executive officers has relevant experience with respect to the construction and/or management and operation of assisted living facilities, none of our executive officers has ever supervised the development, leasing, management and operation of an assisted and independent senior living facility.

We may be negatively affected by staffing shortages in the assisted living and health care industries.

In recent years, the assisted living and health care industries have suffered from a shortage of skilled personnel that has forced wage scales to increase. We believe that we will be able to retain current personnel and hire additional staff as may be reasonably required. However, the presence of other assisted living providers may make it difficult over time to attract and retain skilled personnel. If we are unable to attract and retain skilled personnel in sufficient numbers, we may be forced to employ temporary staff through employment agencies, which would cause our aggregate employment costs to increase substantially.

Certain provisions of our Construction Monitoring Agreement may cause a suspension in funding for the construction of the Project.

The Master Indenture and the Corporate Bond Indenture provide for various funds, including a Project Fund, from which the Master Trustee and the Corporate Bond Trustee are required to make disbursements to us from time to time to finance our construction of the Project. Our ability to receive such disbursements is subject to our compliance with the requirements contained in a construction monitoring agreement (the "Construction Monitoring Agreement") which we entered into in connection with the issuance of the Series 2011 Bonds. If the conditions to receipt of disbursements are not met, the construction monitor may temporarily suspend construction draws. A temporary suspension of funding might cause delay in completion and related cost overruns, which would materially adversely affect our ability to satisfy our obligations under the Bonds and the Notes.

We are subject to certain risks relating to increased insurance costs and the potential unavailability of insurance.

The Corporate Bond Indenture and the Master Indenture require us to carry certain insurance, including malpractice insurance. In addition, assisted living facilities are required to carry general and professional liability insurance, although limits are currently not specified by Florida law. It is not possible at this time to determine either the extent to which such insurance coverage will continue to be available to us or the premiums at which such coverage can be obtained. Operators of senior living facilities within the State of Florida have seen their insurance premiums for general and professional liability insurance and, more recently, property and casualty insurance increase substantially. Furthermore, in recent years, the number of professional and general liability suits and the dollar amounts of damage recoveries have increased nationwide, resulting in substantial increases in professional and general liability insurance premiums and, at times, in difficulty obtaining such insurance. Uninsured claims and increases in insurance premiums, or the unavailability of insurance, could, to the extent not covered by increased revenues, adversely affect our financial condition and results of operations. Furthermore, failure to comply with statutory insurance provisions may result in revocation of our licenses or other administrative action by AHCA.

Insurance may not cover all judgments that may be levied against us.

Professional liability, elder abuse and other actions alleging wrongful conduct and seeking punitive damages often are filed against health care and senior care providers such as us. Insurance does not provide coverage for judgments for punitive damages and may not provide coverage for allegations of elder abuse. Litigation may also arise from our corporate and business activities and from our status as an employer. As with professional liability, many of these risks are covered by insurance, but some are not. Furthermore, judgments may be brought against us in amounts in excess of the limits of our insurance policies, which may have a material adverse effect on our financial condition and results of operations and, therefore, our ability to satisfy our obligations under the Bonds and the Notes.

The Project is subject to a number of risks relating to the ownership and operation of real estate.

Development, ownership and operation of real estate, such as the Project, involves certain risks, including the risk of adverse changes in general economic and local conditions (such as the possible future oversupply and lagging demand for rental housing for the aged), adverse use of adjacent or neighboring real estate, community acceptance of the Project, changes in the cost of operating the Project, difficulties or restrictions in the Project's ability to raise rents charged, adverse weather and delays in rehabilitation, population decreases, uninsured losses, failure of residents to pay rent, operating deficits, mortgage foreclosure, lack of attractiveness of the property to residents, adverse changes in neighborhood values, and adverse changes in zoning laws, federal and local rent controls, other laws and regulations and real property tax rates. Such losses also include the possibility of fire or other casualty or condemnation. If the Project, or any parts of the Project, become uninhabitable during restoration after damage or destruction, the residence units or common areas affected may not be available during the period of restoration, which could adversely affect our ability to generate sufficient revenues to pay debt service on the Bonds and the Notes. Changes in general or local economic conditions and changes in interest rates and the availability of mortgage funding may render the sale or refinancing of the Project difficult or unattractive. These conditions and many others cannot necessarily be controlled by us and may have an adverse effect on the demand for the services provided by the Project as well as the market price received for the Project in the event of a sale or foreclosure of the Project.

The Project is subject to a number of risks relating to the ownership of rental property.

Certain risks are inherent in the ownership of rental property, such as adverse changes to property values, occupancy rates, operating expenses and rent schedules. Adverse changes in these factors could result from, among other things, general or local economic conditions, the supply of and demand for property similar to the Project, zoning laws, federal and local rent controls or other regulations and real property tax rates. In the event these factors have a negative impact, it could adversely affect our ability to generate sufficient revenues from the Project to satisfy our obligations under the Bonds and our other existing indebtedness.

Risks Relating to the Bonds

The pledge and assignment contained in the Mortgage may be limited in certain circumstances.

The pledge and assignment by us contained in the Mortgage may be limited by the following: (a) statutory liens; (b) rights arising in favor of the United States of America or any agency thereof or the State or any agency thereof; (c) present or future prohibitions against assignment contained in any federal or state statutes or regulations; (d) constructive trusts, equitable liens or other rights impressed or conferred by any state or federal court in the exercise of its equitable jurisdiction; (e) federal bankruptcy or state insolvency laws affecting assignments of revenues earned after any effective institution of bankruptcy or insolvency proceedings by or against us; (f) rights of third parties in any revenues, including revenues converted to cash, not in possession of the Master Trustee or the Corporate Bond

Trustee; (g) the requirement that appropriate continuation statements be filed in accordance with the applicable Uniform Commercial Code; and (h) rights of holders of permitted liens, as set forth in the Master Indenture. The priority of the Mortgage may be limited or restricted by law and as otherwise provided by the Master Indenture.

Limitations on our pledge of Gross Revenues may affect the amount and/or validity of security for the Bonds.

Certain interests and claims of others may be on a parity with or prior to the pledge of the Gross Revenues made in the Master Indenture, and certain statutes and other provisions may limit our right to make such pledges. Examples of such claims, interests and provisions are: (a) statutory liens and rights of set-off; (b) possible non-recognition under the Florida Uniform Commercial Code of a security interest in future revenues; (c) rights arising in favor of the United States of America or any agency thereof upon our failure to comply with federal or state statutes regarding the assignment of certain claims; (d) constructive trusts, equitable liens or other rights impressed or conferred by any state or federal court in the exercise of its equitable jurisdiction; (e) state and federal bankruptcy or insolvency laws as they affect the enforceability of the security interest in the Gross Revenues earned by us within the statutory prescribed preference period preceding and at any time after any effectual institution of bankruptcy proceedings by or against us; (f) as to those items in which a security interest, lien or pledge can be perfected only by possession, including items converted to cash, the rights of third parties in such items not in our possession or the possession of any depository; (g) prohibitions against assignment contained in federal or state statutes, including those governing the federal Medicaid programs; (h) provisions prohibiting the direct payment of amounts due to health care providers from Medicaid and Medicare programs to persons other than such providers; (i) certain judicial decisions that cast doubt upon the right of the trustee, in the event of our bankruptcy, to collect and retain accounts receivable to us from Medicaid and other governmental programs; (j) the security interest of third party creditors in "proceeds" of property subject to a permitted encumbrance under the Master Indenture, which "proceeds" may be deemed to constitute Gross Revenues of the Project; (k) items not in possession of the Master Trustee or the Corporate Bond Trustee or any depository, the records to which are located or moved outside the State of Florida, which are thereby not subject to or are removed from the operation of the State's laws; (1) claims that might arise if appropriate continuation statements are not filed in accordance with the Florida Uniform Commercial Code as from time to time in effect. In addition, the pledge of the Gross Revenues may not be enforceable against third parties unless the Gross Revenues are actually transferred to the Master Trustee or the Corporate Bond Trustee or any depository.

The enforcement of the Master Trustee's remedies under the Master Indenture and the Mortgage may be limited under applicable law.

The realization of any rights upon a default will depend upon the exercise of various remedies specified in the Master Indenture and the Mortgage. Any attempt by the Master Trustee to enforce such remedies may require judicial action, which is often subject to discretion and delay. Under existing law (including, without limitation, the United States Bankruptcy Code), certain of the legal and equitable remedies specified in the Master Indenture and the Mortgage may not be readily available or may be limited, including our right to assign our Medicaid receivables, if any, in accordance with the current rules and regulations governing the Medicaid program. In addition, a court may decide not to order the specific performance of the covenants contained in the Master Indenture and the Mortgage. Any default in the performance of most of the covenants set forth in the Master Indenture or the Mortgage would constitute an event of default under such documents only following notice and lapse of time. The Master Trustee may give notice of an event of default under the Master Indenture at any time in its discretion, but is not required to give such notice without the request of the holders of at least 25% in aggregate principal amount of the Bonds, Notes and any other obligations (collectively, the "Obligations") outstanding under the Master Indenture. Owners of a majority in aggregate principal amount of Obligations then outstanding have the right, subject to providing indemnity to the Master Trustee, to direct all proceedings to be taken by the Master Trustee in connection with the enforcement of the terms and conditions of the Master Indenture or any other proceedings thereunder.

Due to its specialized nature, the Project may have limited value at foreclosure.

The Project has been specifically designed and constructed as residential rental facilities for the aged, and the Project may not be practically suited for other use. The number of entities that could be expected to purchase or lease the Project is limited, and thus the ability of the Master Trustee to realize funds from the sale or rental of the Project upon an event of default under the Master Indenture may be limited. The fair market value of the property comprising the lands of the Project (the "Property") may be less than the amount of the Bonds and other indebtedness outstanding at any point in time. The value of the Project at foreclosure thereof may also be limited by alleged or actual rights of residents in such facilities. Therefore, there can be no assurance that the Project will maintain its value in the future and that in an event of default and foreclosure, sufficient proceeds would be realized to pay all claims of the holders of the then outstanding Bonds and our other existing indebtedness, including the Notes.

We may incur additional indebtedness which may be entitled to share ratably with the holders of the Bonds in the exercise of remedies upon an event of default and in the proceeds of certain insurance and condemnation awards.

The Master Indenture will permit us to incur additional indebtedness to refund all or a portion of all borrowings, including the Notes and the Bonds, to pay Project costs, and to pay for certain additions and alterations to the Project. Such additional indebtedness may be equally and ratably secured with the Bonds and would be entitled to share ratably with the holders of the Bonds in any moneys realized from the exercise of remedies in the event of a default by us and in the proceeds of certain insurance and condemnation awards.

Upon acceleration of the Bonds, amounts available to pay the bonds will be paid ratably to the holders of the Bonds and the holders of the Notes.

The Corporate Bond Indenture and the Loan Agreement contain cross-acceleration provisions pursuant to which the acceleration of the amounts due under one agreement will automatically cause the acceleration of the amounts due under the other. Therefore, upon an acceleration of the amounts due under the Bonds, after paying the expenses and other amounts due to the Master Trustee, amounts available to pay the Bonds will be prorated among all holders of the Bonds and the Notes, without preference or priority of principal or premium over interest or of interest over principal or premium.

The Bonds are subject to early redemption, which may result in a holder not having the opportunity to hold the Bonds for a time period consistent with his or her original investment intentions and or a loss of any premium paid for such Bonds.

Purchasers of Bonds, including those who purchase Bonds at a price in excess of their principal amount or who hold such bonds trading at a price in excess of par, should consider the fact that the Bonds are subject to optional and mandatory redemption upon the occurrence of certain events. This could occur, for example, in the event the Notes are prepaid as a result of a casualty or condemnation award affecting the Project or there is a default under the Mortgage. Under such circumstances, a purchaser of the Bonds whose bonds are called for early redemption may not have the opportunity to hold such bonds for a time period consistent with such purchaser's original investment intentions and may lose any premium paid for the Bonds.

There is no secondary market for the Bonds, and one may never develop.

It is the present practice of the Underwriter to make a secondary market in the bond issues it offers. Occasionally, because of general market conditions or because of adverse history or economic prospects connected with a particular bond issue, these secondary marketing practices in connection with a particular bond issue are suspended or terminated. In addition, prices of issues for which a market is being made will depend upon then prevailing circumstances. Such prices could be substantially lower than the original purchase price. While there can be no guarantee or assurance that the Underwriter will always continue its present secondary marketing practices, the Underwriter presently intends to make a secondary market in the Bonds, subject to the foregoing limitations. Nevertheless, there can be no guarantee that there will be a secondary market for the Bonds or, if a secondary market exists, that the Bonds can be sold for any particular price. Any prospective purchaser of the Bonds should therefore undertake an independent investigation through its own advisors regarding the desirability and practicality of the investment in the Bonds. Any prospective purchaser should be fully aware of the long-term nature of an investment in the Bonds and should assume that it will have to bear the economic risk of its investment indefinitely. Any prospective purchaser of the Bonds that does not intend or that is not able to hold the Bonds for a substantial period of time is advised against investing in the Bonds.

The Bonds have not been rated by any securities rating agencies.

The Bonds have not received credit ratings from any securities rating agencies, and there is no requirement that the Bonds receive such ratings. The absence of any such ratings could adversely affect the ability of holder of the Bonds to sell the Bonds or the price at which the Bonds can be sold.

The commencement of certain bankruptcy actions involving us could materially adversely affect the ability of our Bondholders to enforce their claims on the security interest granted by is in the Project and the Gross Proceeds and could materially delay or reduce the amount of payments we make with respect to the Bonds.

If we file a petition for relief under the United States Bankruptcy Code (the "Bankruptcy Code"), or if an involuntary petition seeking relief under the Bankruptcy Code is filed against us, the ability of the Master Trustee and Bondholders to enforce their claim or claims to the security granted by the Master Indenture, and their claim or claims to money owed them as unsecured claimants, if any, may be materially adversely affected and payments on the Bonds may be delayed or reduced.

The filing of a petition for relief under the Bankruptcy Code would operate as an automatic stay of the commencement or continuation of any judicial or other proceeding against us and our property and as an automatic stay of any act or proceeding to enforce a lien against such property. Moreover, following such a filing, our revenues, accounts receivable and other property acquired after the filing (and under some conditions prior to the filing) would not be subject to the liens and security interests created under the Master Indenture. In addition, the bankruptcy court has the power to issue any order, process or judgment that is necessary or appropriate to carry out the provisions of the Bankruptcy Code; such a court order could require that our property, including the Gross Revenues, could be used for our benefit despite the lien and security interest of the Master Trustee therein. A court may invoke other equity principles to refuse to enforce specifically rights to such security. If such security is inadequate for payment in full of the Bonds, bankruptcy proceedings and usual equity principles may also limit any attempt by the Master Trustee to seek payment from our other property, if any.

The amount of the secured claim which could be filed by the Master Trustee on behalf of the Bondholders would be limited to the value of the Project at the time the bankruptcy proceeding was commenced. This amount may be less than the principal amount of the Bonds and the Notes ranking equally with the Bonds because the failure of the Project to produce sufficient revenues to pay operating expenses and debt service requirements prior to the bankruptcy could reduce the value of the Project. To the extent the principal amount of the Bonds and the Notes ranking equally with the Bonds exceeds the value of the Project, any claim with respect to the excess would be an unsecured claim which would rank on a parity with unpaid management, project and construction management fees and the claims of our unsecured general creditors. As a result, if the Project were sold following commencement of a bankruptcy proceeding, it is unclear how much the Bondholders and the holders of the Notes ranking equally with the Bonds would receive.

In a bankruptcy proceeding, a debtor of ours could file a plan of reorganization that modifies the rights of creditors generally, or of any class of creditors, secured or unsecured. The Bondholders may only receive post-petition interest on the Bonds and the Notes ranking equally with the Bonds to the extent the value of their security exceeds their claim. Such a plan, if confirmed by the court, would bind all creditors who had notice or knowledge of the plan and would discharge all claims against the debtor provided for in the plan. No plan may be confirmed unless, among other conditions, the plan is in the best interests of creditors, is feasible and has been accepted by each class of claims impaired thereunder. Each class of claims has accepted the plan if at least two-thirds in dollar amount and more than one-half in number of the allowed claims of the class that are voted with respect to the plan are cast in its favor. Even if the plan is not so accepted, it may be confirmed if the court finds that the plan is fair and equitable with respect to each class of non-accepting creditors impaired thereunder and does not discriminate unfairly in favor of junior creditors. More particularly, the Bankruptcy Code would permit our liquidation or our adoption of a reorganization plan even though such plan had not been accepted by (i) the holders of a majority in aggregate principal amount of the Bonds and the Notes if the plan is "fair and equitable" and does not discriminate unfairly against the Bondholders as a class and is in the "best interest of the creditors," which may mean that the Bondholders are provided with the benefit of their original lien or the "indubitable equivalent;" or (ii) any holder of the Bonds and the Notes ranking equally with the Bonds if the Bondholders, as a class, are deemed unimpaired under the plan.

In addition, if the bankruptcy court were to conclude that the Bondholders have "adequate protection," it may (1) substitute other security for the security subject to the lien of the Master Indenture or (2) subordinate the lien of the Bondholders to persons who supply credit to us after commencement of the case. In the event of our bankruptcy, any amount realized by the Master Trustee or the Bondholders may depend on the bankruptcy court's interpretation of "indubitable equivalent" and "adequate protection" under then existing circumstances. Any transfers made to the Bondholders, the Corporate Bond Trustee or the Master Trustee at or prior to the commencement of the case may be avoided and recaptured if such transfers are (a) avoidable by a judicial lien creditor who obtained its lien on the date the case commenced (regardless of whether such a creditor actually exists), (b) preferential or fraudulent or (c) voidable under applicable law by any actual unsecured creditor. The Bondholders may also be subject to avoidance and recapture of post-petition transfers, turnover of property of the debtor which they, the Trustee or a custodian hold and assumption, assignment or rejection of executory contracts.

Certain judicial decisions have cast doubt upon the right of a trustee, in the event of a health care facility's bankruptcy, to collect and retain for the benefit of bondholders portions of revenues consisting of Medicaid and other governmental receivables. Furthermore, recent judicial decisions concerning the status of debt service reserve funds held by an indenture trustee have concluded that such reserves are "cash collateral" of a debtor in bankruptcy and have cast doubt on the ability of the Corporate Bond Trustee to use moneys in the Debt Service Reserve Fund for the Bonds to make payments on the Bonds in the event of a bankruptcy of a member of ours.

ITEM 4. Plan of Distribution

Herbert J. Sims & Co., Inc. is acting as sole underwriter with respect to the offering. The business address of Herbert J. Sims & Co., Inc. is 2150 Post Road, Suite 301, Fairfield, Connecticut 06824. There are no material relationships between the Issuers and the Underwriter.

The Underwriter and the Issuers will enter into a Bond Purchase Agreement prior to the effectiveness of this Offering Circular, pursuant to which the Underwriter will be compensated in an amount equal to two percent (2%) of the aggregate proceeds of this offering. Assuming that all $5,000,000 of the Bonds are sold, the Underwriter will be paid $100,000. The Underwriter's compensation will not be deducted from the proceeds of this offering and will be paid out of other of the Issuers' funds. The Underwriter will sell the Bonds to its existing customers that have executed such documents as the Underwriter may deem necessary to demonstrate that such customers meet the Underwriter's internal suitability standards.

None of the Bonds are to be offered through the selling efforts of brokers or dealers or otherwise other than through the Underwriters. None of the Bonds are to be offered for the account of security holders. The Bonds will be sold by the Underwriter on a best efforts basis and the proceeds of the sale of the Bonds will be available for the Issues' immediate use. There are no arrangements for the return of funds to subscribers of all of the securities to be offered are not sold. There will not be a material delay in the payment of the proceeds of the offering by the Underwriter to the Issuers.

ITEM 5. Use of Proceeds to Issuers

We intend to apply the net proceeds to us from the offering of the Bonds to repay the $5,000,000 aggregate principal amount outstanding pursuant to the 2011C Promissory Note issued by us to Tavares under the Loan Agreement in July 2011. The 2011C Promissory Note was issued by the Issuers as part of a plan of financing pursuant to which Tavares issued and sold to investors $23,365,000 aggregate principal amount of Series 2011 Bonds, including $5,000,000 aggregate principal amount of Series 2011 C Bonds, which amount it subsequently loaned to us pursuant to the Loan Agreement to: (i) finance the acquisition, construction, furnishing and equipping of the Project, (ii) fund capitalized interest for the Series 2011 Bonds, (iii) fund a debt service reserve fund for the Series 2011 Bonds, (iv) fund a working capital reserve fund, (v) fund an operating reserve fund, (vi) fund a liquidity support fund, and (vii) pay the costs of issuing the Series 2011 Bonds. Upon our repayment of the 2011C Promissory Note, the Municipal Bond Trustee will be required to disburse such funds to repay the Series 2011C Bonds being repaid.

ITEM 6. Description of Business

THE ISSUERS

Lakeview Crest was organized under the limited liability company act of the State of Florida on March 30, 2006 and Osprey Lodge was organized under the limited liability company act of the State of Florida on October 22, 2009. Lakeview Crest and Osprey Lodge were organized to develop, own and operate the Project. Lakeview Crest owns the real and personal property included in the Project and leases such real and personal property to Osprey Lodge. Osprey Lodge will hold the license for the Project.

THE PROJECT

Overview

When completed, the Project will consist of a total of 124 senior housing units (the "Units"), consisting of the Assisted Living Community and the Memory Care Community, on property located at the intersection of Mount Homer Road and Nightingale Lane in Tavares, Lake County, Florida. The Project will be developed in two separate, but connected, structures totaling 125,000 square feet on an approximately 6.6 acre parcel. The Project will also contain 90 parking spaces.

The Project is located across State Highway 441 from Florida Hospital Waterman in a 60 acre medical complex that includes physician offices. The Project will be located approximately 30 miles northwest of Orlando, Florida.

The Project is currently in the construction phase and approximately 80% of construction has been completed as of June 30, 2012. We expect that the Project will be fully constructed, developed and equipped and ready for occupancy by October 2012. We have commissioned the Feasibility Study prepared by Moore Stephens Lovelace, P.A. to determine the feasibility of the Project. The Feasibility Study includes, among other things, pro-forma projections based on an assumed sixteen-month development period. In the event that the development period is extended beyond sixteen months, the information provided in such pro-forma projections will not be accurate. A copy of the Feasibility Study is included as an exhibit to this Offering Circular.

Assisted Living Community

The Assisted Living Community will offer 76 units in a five-story building containing approximately 92,000 square feet of space. The table below shows the number and square footage for each type of unit in the Assisted Living Community and the expected fee schedule for basic services, including three meals daily and snacks available 24 hours a day, gas, electric and water service (telephone charges are not included in the basic service rate and basic cable television and other optional utility services may be purchased), weekly apartment cleaning, laundry for two loads of the resident's personal laundry per week with additional laundry and/or apartment cleanings available for an additional charge, planned social, educational and recreational programs, and staff availability 24 hours a day, seven days a week. The Project will offer residents, at an additional cost, a personal service plan designed to provide greater personal services than those provided under the basic services plan. In some circumstances, the provision of outside services may be required for a resident to remain at the Project.

Type of Unit	Number of Units	Approximate Square Footage	Monthly Rent [1]
Studio and 1 Bedroom	12	463-658	$3,950 to $4,350

			(in 2011 dollars)
1 Bedroom	57	658	$3,950 to $4,350 (in 2011 dollars)
Two Bedroom	7	665-825	$4,350

---

(1) Up to 16 units will be set aside to meet the low income test requirements. Rental rates are determined by location of the unit in the building, size of unit and number of bedrooms.

The Assisted Living Community is designed to support the physical limitations of the residents who will occupy this portion of the Project and includes the following:

- A five story building constructed on four inch reinforced concrete slab with reinforced concrete block walls and pre-stressed concrete flooring. The exterior will feature stucco and architectural treatments.

- A full bathroom and kitchen in each studio and one-bedroom unit. The two-bedroom units will also contain a living room and, depending on the configuration, may include a second bathroom. Each unit in the Assisted Living Community will contain a porch or balcony, cable television, individually controlled heating and air conditioning systems, and walk in closets. Washing machines and dryers will be provided on each floor for resident use. All units will have a 24 hour emergency call system with central monitoring. The Assisted Living Community will have sprinklers and smoke detectors throughout.

- Three elevators, two dining rooms, activity rooms, arts and crafts rooms, a beauty/barber shop, chapel, coffee shop/deli, computer room, courtyard, exercise facilities, game/billiards room, housekeeping, laundry facilities, library, linen service, lounge areas, reception area, scheduled transportation, social activities, spa/whirlpool, storage areas, therapy room, and utilities.

- Other activity space, including an onsite pet visitation area for interaction therapy animals, raised flower beds and vegetable gardens, and walking/nature trails including lakeside walkways, park swings and benches.

- Three meals a day plus snacks, 24 hour on site security, weekly housekeeping and flat linen service, regular health and wellness assessments, social, physical and recreational activities and scheduled transportation.

The Assisted Living Community will be licensed as an assisted living facility by AHCA. See "—Regulations, Permits and Licensure" below.

We will require each prospective resident of the Assisted Living Community to enter into a residency agreement (each, a "Residency Agreement") that entitles a resident to services provided by us at the Assisted Living Community. Residency Agreements may be terminated upon 30 days' written notice by the resident.

Memory Care Community

The Memory Care Community will have 48 units in a one story building comprising approximately 32,000 square feet. The table below shows the number and square footage for each type of unit in the Memory Care Community and the expected fee schedule.

Type of Unit	Number of Units	Approximate Square Feet	Monthly
Studio-one bedroom	44	323	$5,140
Two Bedroom	4	441	$6,170

The Memory Care Community will offer a living room, dining room, nurse station and kitchen each located in close proximity to cluster groups of 12 to 16 residents for an "at home" atmosphere. The Memory Care Community will include outdoor gardens.

The Memory Support Suites are designed with full baths. The Memory Support Suites have been specifically designed to accommodate the needs of residents with some form of memory impairment and will foster the continued independence of residents who require varying amounts of assistance with their activities of daily living. Entrance to the Memory Support Suites is planned to be via secured access.

The Memory Care Community will be constructed with similar construction materials used in construction of the Assisted Living Community. The Memory Care Community is designed with large windows to capture an abundance of natural light. The Memory Care Community Facility will also be licensed as an assisted living facility by AHCA. See "— Regulations, Permits and Licensure" below.

The Memory Care Community will offer the same services as are provided to residents of the Assisted Living Community. It will also provide specialized care designed to meet the unique needs of persons with memory loss.

Developer

We have entered into a Development Services Agreement dated June 1, 2011 (the "Development Agreement") with Master Commercial Contractors, Inc. (the "Developer"), a Florida corporation that is an affiliate of Tom L. Hofmeister, our President. Under the Development Agreement, the Developer is responsible for managing the Project on our behalf and advising and representing us throughout the conceptualization, planning, design, construction, marketing and sales phases of the Project, including the following:

- establishing and monitoring a master control schedule for the Project in form and substance satisfactory to us;
- preparing and submitting for our approval a comprehensive budget for the Project based on our objectives and within cost parameters established by us;
- coordinating and making recommendations regarding all permits and approvals required for the development and occupancy of the Project, including appearances and attendance at meetings as necessary or appropriate in connection with obtaining required permits and approvals;
- assisting in the selection and negotiation of contracts with an architect, general contractor and other consultants and suppliers required for the Project;
- coordinating and monitoring the design process for the Project;
- scheduling and coordinating preconstruction functions and meetings with contractors and analyzing bids, including evaluating contractors' qualifications, allowances and alternates;

- preparing progress reports with respect to the Project on a monthly basis and at such other times as may be requested by us, and forwarding to us copies of all material correspondence relating to the Project received or prepared by the Developer;

- administering on our behalf all third party contracts relating to the Project;

- monitoring and administering all aspects of the construction of the Project;

- maintaining all books of account and other records relating to the Project; and

- using its best efforts to cause the Project to be completed on schedule.

Pursuant to the Development Agreement, we have agreed to pay the Developer a fee of $800,000 for its services thereunder. This fee shall be payable as follows: $200,000 was paid upon the closing of the issuance of the Notes, for services provided to that date; upon the Project receiving its certificate of occupancy and all licenses required to operate, the Developer shall be paid an additional $200,000; and the remaining $400,000 shall be paid from cash flows of the Project not earlier than five years from the date of completion of the Project, provided that after such payment we will remain in compliance with certain cash and liquidity covenants contained in the Master Indenture.

General Contractor

Osprey Lodge has entered into the Construction Agreement with the General Contractor pursuant to which the General Contractor has agreed to serve as the general contractor for the Project. The Contractor is a subsidiary of CORE Construction Services of Illinois, Inc., a national construction firm with offices in Arizona, Florida, Illinois, Nevada and Texas.

The services offered by the General Contractor include pre-construction services, including site evaluation and selection, conceptual budgets and estimates, schedule development, subcontractor prequalification, space evaluation and programming, constructability reviews, permitting and regulatory approvals, and value engineering recommendations. The Contractor serves as general contractor, construction manager, and design/build contractor. During construction, the General Contractor will provide budget and schedule management, continued value engineering and value added scope implementation, monthly progress reporting, permitting assistance, shop drawing and material submittal review and quality assurance, on and off site project management and quality control, and safety enforcement.

The Construction Agreement provides for a total guaranteed maximum price for completion of the Project of $11,793,459 (the "Guaranteed Maximum Price"). The Guaranteed Maximum Price is subject to change if there are change orders or written work change directives. Under the Master Indenture, changes in or additions to the plans and specifications for the Project which are material shall be not be made unless we shall have first delivered to the Trustee a certificate describing in reasonable detail the changes and stating that (a) the changes will not have the effect of disqualifying the Project as a project that may be financed under Chapter 159, Part II of the Florida Statutes; (b) the changes will be made or performed subject to and in accordance with all applicable provisions of the Master Indenture; (c) the changes will not materially and adversely affect the interest of the holders of the Bonds or the Notes; and (d) sufficient funds are available in the Project Fund to pay any additional costs resulting from such changes in or additions to the plans and specifications.

J.A. Croson, LLC, an Affiliate of ours, is a subcontractor and will provide the mechanical and plumbing contracting for the Project. The mechanical subcontract is for approximately $775,000 and the plumbing subcontract is for approximately $861,000 with a fee to J.A. Croson of approximately 7% of the subcontract amounts.

Payment and Performance Bonds

The Contractor has furnished payment and performance bonds issued by Travelers Companies in the full amount of the Construction Agreement.

Insurance

The General Contractor has agreed to pay for and maintain, during the life of the Construction Agreement (and for five years after final acceptance by us, in the case of completed operations coverage), insurance with a carrier licensed to do business in the State of Florida and an AM Best Rating of no less than A-VII with customary types and minimum amounts of coverage, including without limitation commercial general liability insurance, excess liability coverage, comprehensive automobile liability insurance, workers' compensation insurance, physical damage insurance, and builder's risk coverage.

Liquidated Damages

Pursuant to the Construction Agreement, if either phase of the Project is not substantially completed by its respective deadline, the General Contractor is liable for liquidated damages in an amount equal to $6,000 per day, commencing 30 days after the substantial completion date of the Project. The Project is to be substantially completed 395 calendar days after the date of commencement and liquidated damages are required to be paid if the Project is not substantially completed within 425 days from the date of commencement.

Construction Monitor

Lakeview Crest has engaged Special Asset Services, Inc. of Oviedo, Florida (the "Construction Monitor") to serve as the construction monitor for the Project. The Construction Monitor has been engaged to provide a full pre-construction project review for the Project, including verification of construction budgets; review of environmental and geo-technical reports; compliance and suitability review of plans and specifications; analysis of plan approvals and construction permit protocols and timelines; review of construction contracts and scheduled completion dates; and analysis of budgeted costs and sufficiency of funds to complete.

In addition to the pre-construction review, the Construction Monitor will review and approve construction progress, requisitions and change orders on a monthly basis throughout the Project's construction period. This will include monthly site visits during which the Construction Monitor will approve each construction draw and determine, among other things, whether: the Project's construction progress is consistent with approved budgets and timelines, the work completed is in substantial compliance with the plans and specifications, on-site material is adequately stored and protected, estimates of percentages of completion are confirmed by the actual work in place, and hard cost funds needed to complete are sufficient and available. The Construction Monitor's monthly site visits will be summarized in a monthly report including dated and labeled color photographs and a narrative summarizing the general status of construction and any specific areas of concern. The Construction Monitor's final report will be issued at substantial completion of the Project.

Architect

Goldenholz & Associates Architects & Planners, P.A., based in Sunrise Florida (the "Architect"), is the Architect for this Project.

Owner's Representative

Lakeview Crest has entered into a Construction Manager Agreement with Averise LLC (the "Owner's Representative"). The owner of the Owner's Representative is Michael Vylonis, who is certified as a Certified Cost Consultant by AACA International, the Association for the Advancement of Cost Engineering, and will be providing the services on behalf of the Owner's Representative in connection with the construction of the Project. The services to be provided by the Owner's Representative include: cost estimates and review of architectural and construction documents during the design phase of the Project (which services have been completed); and review of requests for disbursements from the Project Fund and review of proposed change orders during the construction phase of the Project (which services are still ongoing).

Manager

Osprey Lodge has engaged the Manager to provide administration and management services for the Project pursuant to a Pre-Opening Services and Management Agreement (the "Management Agreement") dated May 5, 2011.

The Management Agreement

Term

The Management Agreement has a term commencing six months prior to the anticipated completion of the construction of the Project (subject to the satisfaction of certain conditions) and ending 5 years after the "Opening Date" of the Project, defined as the later of (a) the date on which the Project receives a certificate of occupancy sufficient to permit the occupancy, use and operation of the Project or (b) the date the Project receives an approved assisted living facility license from AHCA. Thereafter, the Management Agreement will automatically renew for one (1) year renewal terms unless either party provides written notice of termination to the other party at least ninety (90) days prior to the end of the then current term.

Termination by the Issuers

We may terminate the Manager without any penalty in the following circumstances:

- From the first complete calendar month after the Opening Date, and through the twenty-first month following the Opening Date, if the Manager fails for a period of two consecutive months to cumulatively achieve at least 80% of the residence lease up schedule through each month end as projected in the Initial Underwriting Budget (which lease up schedule is an exhibit to the Management Agreement).

- From the thirteenth month following the Opening Date through the twenty-first month, if the Manager fails for a period of two (2) consecutive months to cumulatively achieve a Net Operating Income of at least 90% of the monthly Net Operating Income as projected in the Initial Underwriting Budget.

- Following the twenty-fourth month after the Opening Date, if the Manager fails for a period of two (2) consecutive months to cumulatively achieve a monthly Net Operating Income margin in excess of 35% as a percentage of gross revenue.

- If the Manager fails to achieve operating results achieving and satisfying the minimum Debt Service Coverage Ratio and Days Cash on Hand Requirements as set forth in the Master Indenture.

In addition, we may terminate the Manager, without penalty, under certain other circumstances, including the bankruptcy of the Manager, fraudulent acts by the Manager, the Manager's breach of the terms or covenants in the Management Agreement (after the passage of applicable cure periods), a termination, revocation or suspension of any licenses needed to operate the Project, and any action by the Manager that triggers an "Event of Default" under the Mortgage.

We may also terminate the Manager, without cause, at any time on or after the two year anniversary of the Opening Date upon 30 days written notice to the Manager. In such case, we will be obligated to pay the Manager a "Buy Out Fee," which, while subject to certain adjustments, generally means an amount equal to the present value of the Management Fee payments that would have been made to the Manager between the termination date and the originally scheduled expiration date of the Term if the Management Agreement had not been terminated, calculated assuming that the Management Fee is (A) equal to 2.5% of Projected Gross Revenues, and (B) payable in arrears on the last day of each calendar month, discounted at an annual discount rate equal to 13.75%.

Termination by the Manager

The Manager may terminate the Management Agreement without cause at any date on or after the two year anniversary of the Opening Date, without penalty.

Management Fee

Pursuant to the Management Agreement, we have agreed to pay the manager a management fee (the "Management Fee") consisting of:

- a pre-opening service fee of $7,500 per month from the commencement of the term through the opening date of the Project for performance of certain pre-development services;

- a base fee equal to the greater of (a) $7,500 per month and (b) five percent of the Gross Revenues of the Project for such month, payable within 20 days of the end of each month from the opening date of the Project; provided, that if the payment of the base fee would result in insufficient cash flow to pay the principal of and interest on the Bonds or the Notes, the Manager has agreed to subordinate (but not waive) that portion of its fee in excess of three percent of Gross Revenues (as defined in the Loan Agreement) required to create sufficient cash flows to the holders of the Bonds and the Notes until such time when cash flows are sufficient to pay such portions of the base fee so subordinated; and

- a bonus fee equal to:

    - 0.25% of Gross Revenues of the Project for any month where the Net Operating Income (defined as the excess (if any) of Gross Revenues over Project Expenses) exceeds 45% of Gross Revenues; or

    - 0.5% of Gross Revenues for any month where Net Operating Income exceeds 47% of Gross Revenues.

Duties and Responsibilities of the Manager

Subject to the terms of the Management Agreement and any approved budget for the Project, the day to day operations of the Project shall be under the direct responsibility, supervision, management and control of the Manager. The Manager is subject to our oversight and we retain ultimate decision making authority for all budgetary and other operational decisions affecting the Project. The Management Agreement requires the Manager to perform the following particular services:

- Pre-opening services, including preparing the budget for the Project; preparing and submitting required license applications; recruiting and hiring employees to work at the Project; equipping and furnishing the Project; preparing policies and manuals for the management and operation of the Project; and reporting to us on a monthly basis on the leasing status and progress of the Project.

- Marketing services, including preparation of a marketing plan, strategy and budget for the Project; directing the marketing efforts for the Project; planning and implementing community outreach, public relations and special events programs; and other marketing matters.

- Management services, including entering into contracts in the ordinary course of business (subject to our written authorization for contracts in excess of $5,000 or longer than one year in duration); purchasing inventories and supplies for the Project; providing appropriate care for residents of the Project; collection of residency fees; and day to day management of the Project.

- Preparing forms of Residency Agreements and other occupancy agreements used in conjunction with the Project, subject to our approval, and acting as our representative to execute such agreements (subject to our approval for agreements with a duration of more than one year).

- Collecting all Gross Revenues and paying all Project expenses set forth in the approved budget for the Project.

- Establishing and administering accounting procedures and controls and systems for the development, preparation and safekeeping of records and books of accounting relating to the business and financial affairs of the Project, including payroll, accounts receivable and accounts payable; preparing such monthly, quarterly and annual financial reports as we may reasonably request; and cooperating with our independent auditors in the preparation of the annual audit and preparation of income tax returns.

- Maintaining the Project in good repair and condition and in conformity with various legal requirements; and making or causing to be made such routine and preventive maintenance, repairs and minor alterations, the cost of which can be expensed under GAAP, as it, from time to time, deems necessary for such purposes consistent with the approved budget for the Project.

- Preparing a budget for repairing and replacing furniture, fixtures and equipment and certain routine repairs and maintenance to the Project which are normally capitalized under GAAP, such as exterior and interior repainting and resurfacing building walls, floors, roofs and parking areas, but which are not major repairs, alterations, improvements, renewals or replacements to the Project building's structure or exterior facade or to its mechanical, electrical, heating, ventilating, air conditioning, plumbing or vertical transportation systems.

- Maintaining a program of insurance coverage for the Project, which shall be with the insurance companies and coverage and amounts and otherwise in form and substance required by the Master Indenture.

- Using its diligent, good faith efforts to obtain and maintain all permits, licenses and certificates required by any governmental authority for the ownership, use or operation of the Project as a licensed assisted living facility providing personal care services in the State of Florida and to comply with all applicable legal requirements or the requirements of any insurance requirements respecting the use of the Project or the construction, maintenance, or operation thereof.

- Preparing and submitting for our approval the annual Project budget on or before September 30 of each year.

Employees

Other than its executive officers, the Issuers do not have any employees. The day to day operation of the Project will be completed under the direction of the Manager, using its own employees.

Regulations, Permits and Licensure

We expect to receive all necessary permits and authority from the appropriate government agencies to develop the Project as planned.

In connection with completion of development of the Project, Osprey Lodge will apply to AHCA for the necessary licenses to open the Project and accept assisted living and Alzheimer / impaired memory residents. An application for licensure must be made to AHCA on forms furnished by AHCA, submitted under oath, and accompanied by the appropriate fee in order to be accepted and considered timely. The application must contain information required by authorizing State statutes and applicable rules, including information about the applicant, i.e., Osprey Lodge, the administrator or a similarly titled person who is responsible for the day-to-day operation of the provider, the financial officer or similarly titled person who is responsible for the financial operation of the licensee or provider, and each controlling person. In addition, AHCA may require other information, including satisfactory inspection results, that AHCA finds necessary to determine the ability of the applicant to carry out its responsibilities under the authorizing State statutes and applicable rules. Upon receipt of an application for a license, AHCA shall examine the application and, within 30 days after receipt, notify the applicant in writing of any apparent errors or omissions and request any additional information required. Requested information omitted from an application for licensure, license renewal, or change of ownership, other than an inspection, must be filed with the agency within 21 days after AHCA's request for omitted information or the application shall be deemed incomplete and shall be withdrawn from further consideration and the fees shall be forfeited. Within 60 days after the receipt of a complete application, the agency shall approve or deny the application. Licenses issued are biennial, subject to renewal, unless conditions of the license category specify a shorter license period.

Under the licensing statutes, an assisted living facility ("ALF") is designed to provide personal services, which include direct physical assistance with or supervision of the activities of daily living (ambulation, bathing, dressing, eating, grooming, toileting and similar tasks) and the self-administration of medication and other similar services in the least restrictive and most home-like environment. Personal services shall not include medical, nursing, dental or mental health services. These facilities can range in size from one resident to several hundred and may offer a wide variety of personal and nursing services designed specifically to meet an individual's personal needs. Facilities are licensed to provide routine personal care services under a "Standard" license, or more specific services under the authority of "Specialty" licenses. Specialty licenses include limited mental health, limited nursing services, and extended congregate care -i.e. a secured unit for Alzheimer's patients. ALFs meeting the requirements for a standard license may also qualify for specialty licenses. The purpose of "Specialty Licenses" is to allow individuals to "age in place" in familiar surroundings that can adequately and safely meet their continuing healthcare needs. Osprey Lodge will seek a Standard License for the Assisted Living Community and a Specialty License for the Memory Support Community.

Lease

Lakeview Crest and Osprey Lodge have entered into a Lease Agreement, dated as of July 1, 2011 (the "Lease"), under which the Lakeview Crest has agreed to lease the Project to Osprey Lodge for a term that ends on the later of (i) June 30, 2056 or (ii) the date on which the Series 2011 Bonds are paid in full. The rents payable under the Lease are equal to the amounts payable by the Issuers under the Loan Agreement and the Master Indenture. The Lease is a "triple-net" lease under which Osprey Lodge is obligated to pay all operating expenses, taxes, insurance premiums, the costs of maintaining the Project, and other costs relating to the operation of the Project. The Lease is subject to the terms and conditions of the Loan Agreement and the Master Indenture. Upon an event of default under the Lease, the Lease is subject to termination, but only upon the written consent of the Corporate Bond Trustee. The rights of Lakeview Crest under the Lease have been collaterally assigned to the Corporate Bond Trustee pursuant to the Mortgage.

Marketing

The Project is equally open to people without regard to race, color, national origin or religious affiliation. The success of the marketing strategies depends upon the Issuers' ability to penetrate all segments of the Primary Market Area of the Project (as defined in the Feasibility Study). The Issuers' marketing plan consists of the following four phases:

- Phase I, which was concluded upon closing on the land purchase upon issuance of the Series 2011 Bonds, with signage, website announcement, and press releases;

- Phase II, which was conducted between the period from August, 2011 to May, 2012, involves updated competitive analysis, newsletters, development of collateral material, on-site sales trailer, and hiring of a Marketing Director.

- Phase III, which is currently being conducted and will continue to be conducted until one month prior to opening, involves presentations to senior community groups, creating unique selling points, sales calls, developing founders group, educational seminars, and breakfast meetings.

- Phase IV, which will be conducted between one month prior to opening and the first three months of operation, involves grand openings for referrals and consumers and an active ad campaign and media blitz.

Competition

The Feasibility Study found that there were eight assisted living facilities, three of which have memory care facilities, in the Project's primary market area that could be comparable to the Project. These facilities could offer direct competition to the Project and are outlined in the studies. We believe that the Project will be able to compete effectively against the other facilities based on the Project being the newest senior living project in the primary market area.

Other entities beneficially owned by Mr. Hofmeister and Mr. Croson own a parcel adjacent to the Project, and they currently plan to develop an independent living facility on such parcel in the future. While neither such parcel nor revenues of any such newly constructed facility will be pledged as security for, or otherwise be available to pay, our obligations under the Master Indenture and the Loan Agreement, any such facility may compete with the Project for residents and may have a negative outcome on the Project's operating results and our ability to meet our financial obligations with respect to the Bonds and the Notes.

Income Limitations

Simultaneously with the closing of the Loan Agreement, we entered into the Land Use Restriction Agreement with Tavares and the Trustee relating to the Assisted Living Community. The Land Use Restriction Agreement imposes certain requirements on us with respect to the tax-exempt status of the Series 2011A Bonds under the Internal Revenue Act of 1986, as amended (the "Code"), which include a set aside during the "Qualified Project Period" of at least 20% of the assisted living units in the Project for tenants whose incomes do not exceed 50% of the applicable area median income, as determined by the United States Department of Housing and Urban Development. 50% of the area median income is $20,450 for a family of one and $23,350 for a family of two.

We have agreed that, during the term of the Land Use Restriction Agreement, each assisted living unit in the Project will be rented or held for rental on a first-come, first-served basis, to the general public on a continuous basis.

The Land Use Restriction Agreement also contains provisions for verifying compliance with the terms thereof. The provisions of the Land Use Restriction Agreement discussed herein are intended, among other things, to ensure compliance with the requirements of the Code with respect to the excludability of the interest on the Series 2011A Bonds from gross income. Upon any breach by us of any provisions of the Land Use Restriction Agreement, the City of Tavares or the Trustee may take such actions at law or in equity as deemed appropriate under the circumstances for the protection of the Bondholders, including an action for specific performance of the Land Use Restriction Agreement.

ITEM 7. Description of Property

The Project will consist of a total of 124 senior Units consisting of 76 assisted living units and 48 Alzheimer / impaired memory (dementia) units on property located at the intersection of Mount Homer Road and Nightingale Lane in Tavares, Lake County, Florida. The Project will be developed in two separate, but connected, structures totaling 125,000 square feet on an approximately 6.6 acre parcel. The Project is located across State Highway 441 from Florida Hospital Waterman in a 60 acre medical complex that includes physician offices. The Project will be located approximately 30 miles northwest of Orlando, Florida.

Lakeview Crest owns the real and personal property included in the Project and leases such real and personal property to Osprey Lodge. The real and personal property included in the Project is subject to the terms of the Mortgage, pursuant to which we have provided to the Municipal Bond Trustee and the Corporate Bond Trustee, for the benefit of the Holders of the Bonds and the Series 2011 Bonds, a first mortgage on our land, improvements, fixtures, leases and rents and an assignment of our interest in leases and rents (including rents under the Lease).

ITEM 8. Directors, Executive Officers and Significant Employees

Our business and affairs are managed under the direction of Lakeview Crest Management LLC, our manager ("Lakeview Management"). The following persons hold the following positions with each of the Issuers and Lakeview Management: Lakeview Management is managed by its two members, Hofmeister Lakeview and Croson Lakeview. Tom L. Hofmeister owns all of the outstanding membership interests of Hofmeister Lakeview and David A. Croson and members of his immediate family own all of the outstanding membership interests of Croson Lakeview.

Name	Age	Position
Tom L. Hofmeister	51	President
David A. Croson	57	Vice President

The following is biographical information for each of the executive officers of the Issuers and Lakeview Management.

Tom L. Hofmeister. Mr. Hofmeister is the President of each of the Issuers and Lakeview Management. Mr. Hofmeister holds a Certified General Contractor's License in the State and is the President and Chief Executive Officer of the companies making up the Hofmeister Group, a position he has held since 2005. The Hofmeister Group is a trade name for the following companies which perform the following functions: (1) Hofmeister Design and Construction, Inc., which designs and builds custom homes and (2) Master Commercial Contractors, Inc., which designs and builds boutique commercial projects. Over the past thirty years, these companies have designed and built over 180 projects in the Lake County, Florida area including retail stores, medical and dental offices, college dormitories, warehouse and industrial buildings. The Hofmeister Group has also constructed an addition to an assisted living community in Tavares, Florida for another senior care facilities owner / operator. Mr. Hofmeister's other relevant experience includes his eight years as a founding director for Florida Choice Bank in Mount Dora, Florida, which has been acquired by RBC Bank, and three years on the Board of Lake County's Building Examiners. Presently, Mr. Hofmeister is a Director for Florida Hospital Waterman and the Lake Community Foundation. Mr. Hofmeister is a past President and Director for Rotary Club of Eustis, Florida, a Past Director of Master Custom Builder Council, Orlando, Florida and Lake County Home Builders Association. Mr. Hofmeister is also a five year member of Vistage, the CEO peer group.

David A. Croson. Mr. Croson is a Vice President of each of the Issuers and Lakeview Management. Mr. Croson is Chief Executive Officer of JA Croson LLC, a mechanical contractor specializing in the multi-family and commercial markets with projects including hotels, senior housing, student housing, time-share resorts, apartments, and condominiums. JA Croson LLC will be a subcontractor for the Project. Mr. Croson is a registered Professional Engineer in Florida, Ohio and Virginia. Mr. Croson holds plumbing, HVAC and general contractor licenses in Florida, and plumbing and HVAC licenses in other states as well. Mr. Croson joined the family business after graduating from college in 1977 and subsequently became president in 1986. Mr. Croson's other industry and business experience includes numerous years as a board member of the Ohio Construction Industry Licensing Board, four years as a board member for Florida Capital Bank, Jacksonville, Florida, and three years as a member of the CEO peer group, Vistage. Mr. Croson graduated with a BSME degree in 1975 and an MSME degree in 1976, both from Purdue University.

ITEM 9. Remuneration of Directors and Officers

Neither Tom L. Hofmeister nor David A. Croson is entitled to any consideration for their service as an officer of the Issuer.

ITEM 10. Security Ownership of Management and Certain Securityholders

The following table sets forth the record owners of the Issuers' securities. The ownership reported below is identical for each of the Issuers.

Title of Class	Name and address of owner	Amount owned	Percent of Class
Limited liability company membership interests	Lakeview Crest Holdings LLC 4130 United Avenue, Mount Dora, Florida 32757	100% of all outstanding limited liability company membership interests	100% (1)

(1) Tom L. Hofmeister, David A. Croson, Peder Johnsen and Randolph Trent Watkins have shared voting and dispositive power over limited liability company membership interests of the Issuers held by Holdings. Hofmeister Lakeview, LLC, an entity controlled by Mr. Hofmeister, owns 44.58% of the outstanding limited liability company membership interests of Holdings; Croson Lakeview LLC, an entity controlled by Mr. Croson, owns 44.58% of the outstanding limited liability company membership interests of Holdings; and Concordis Development of Tavares LLC, an entity controlled by Mr. Johnsen and Mr. Watkins, owns 5% of the outstanding limited liability company membership interests of Holdings. The business address for each of Mr. Hofmeister and Mr. Croson is c/o Lakeview Crest Management LLC, 4130 United Avenue, Mount Dora, Florida 32757. The business address for each of Mr. Johnsen and Mr. Watkins is 1805 SE 16th Avenue, Suite 102, Ocala, Florida 34471.

ITEM 11. Interest of Management and Others in Certain Transactions

See "The Project-Developer" in **Part II - Item 6, "Description of Business"** for a description of the Development Services Agreement with Master Commercial Contractors, Inc., an affiliate of Mr. Hofmeister.

See "The Project-General Partner" in **Part II - Item 6, "Description of Business"** for a description of certain plumbing services to be provided by J.A. Croson, LLC, entity controlled by Mr. Croson.

ITEM 12. Securities Being Offered

THE BONDS

We are proposing to issue up to $5,000,000 of Bonds. The Bonds will be dated their date of issuance, and will mature on July 1, 2026. The Bonds will be issued in denominations of $5,000 and multiples of $5,000 in excess thereof. Interest on the Bonds will be calculated on the basis of a 360-day year consisting of twelve 30-day months and will be payable semi-annually on January 1 and July 1 of each year (each an "Interest Payment Date") until the Bonds have been fully repaid.

The principal of, premium, if any, and interest on the Bonds shall be payable in lawful money of the United States of America. The principal of and premium, if any, on the Bonds shall be payable at the designated office of the Corporate Bond Trustee as set forth in the Corporate Bond Indenture, or at the Designated Office of any additional paying agent appointed under the Corporate Bond Indenture. Payment of the interest on the Bonds on any Interest Payment Date shall be made to the person whose name appears on the registration books of the Issuers as the registered owner thereof as of the close of business on the record date with respect to such interest payment (the "Record Date") and shall be paid by check or draft mailed to said registered owner at his address as it appears on such registration books, provided that such interest shall be paid by wire transfer to any registered owner holding at least $1,000,000 in principal amount of Bonds, upon written notice from such registered owner containing the wire transfer address (which shall be in the continental United States) to which such registered owner wishes to have such wire directed, which notice is received not later than the Record Date.

The Bonds will be initially delivered in book-entry form through the facilities of The Depository Trust Company ("DTC"). While in book entry form, payment of interest for any Bond registered in the name of CEDE & CO. shall be made by wire transfer or such other manner as permitted by the Letter of Representations, to the account of CEDE &Co. on the Interest Payment Date or the redemption date at the address indicated for CEDE &Co. on such registration books. Any interest on any Bond which is payable but is not punctually paid or provided for, on any January 1 or July 1 (herein called "Defaulted Interest") shall forthwith cease to be payable to the person in whose name that Series 2011 Bond is registered as of the close of business on the Record Date. Such Defaulted Interest shall be paid to the person in whose name the Series 2011 Bond is registered at the close of business on a special record date to be fixed by the Corporate Bond Trustee, such date to be not more than 15 nor less than 10 days prior to the date of proposed payment.

Ranking

The Bonds will rank equal in right of payment and will be secured by the Mortgage, the Assignment and the pledge of our Gross Revenues contained in the Master Indenture, on a ratable basis with the other Obligations thereunder, and will rank senior in right of payment to all of our future indebtedness, if any, except for certain permitted *pari pasu* indebtedness which we may incur under the Master Indenture.

Interest Rate

The Bonds will bear interest at an interest rate of between 6% and 10% until July 1, 2026. The interest rate will be determined based on market rates at the time of issuance.

Security

To secure our obligations under the Bonds, we will execute an amended and restated Mortgage for the benefit of the Master Trustee. Pursuant to the amended and restated Mortgage, as security for our performance under the Master Indenture, the Bonds, the amended and restated Loan Agreement and the Notes, we will provide the Trustee (i) a first mortgage in our land, improvements, fixtures, leases and rents, and (ii) an assignment of our interests in leases and rents, in each case as trustee for the benefit (on a ratable basis) of the holders of the Bonds and the holders of the Notes. The liens and security interests created by the Mortgage and the Master Indenture are subject to certain existing liens and encumbrances and may become subject to additional permitted encumbrances, as described below under "-Covenants."

We will also execute an amended and restated Assignment for the benefit of the Master Trustee, as the secured party thereunder. Under the Assignment, we will collaterally assign to the Master Trustee our rights under the Lease, the Development Agreement, our contract with the Architect, the Construction Agreement and the Management Agreement. Each of the other parties to such agreements have consented to the assignment and agreed that upon an Event of Default under the Master Indenture, such agreement may be enforced by the Master Trustee.

Finally, pursuant to the Master Indenture, we will also pledge to the Master Trustee, for the benefit (on a ratable basis) of the holders of the Obligations, all of the Gross Revenues of the Project.

Certain Covenants

Set forth below are summaries of certain covenants contained in the Master Indenture:

Debt Service Coverage Ratio

Pursuant to the Master Indenture, we are required to maintain a Debt Service Coverage Ratio (defined as the ratio of Income Available for Debt Service to the Maximum Annual Debt Service Requirement, each as defined in the Master Indenture) of 1.20 for each fiscal quarter commencing after the earlier of (1) December 31, 2015 or (2) the first full calendar year in which the average occupancy of the units in the Project is equal to or greater than 85% ("Stable Occupancy"), and are required to provide to the Master Trustee a report detailing our calculation of the Debt Service Coverage Ratio. Failure to satisfy this ratio for two quarters will result in our being required to retain a consultant to submit a written report and recommendations with respect to the rents, fees, rates and other charges relating to the Project and with respect to improvements or changes in the operations and scope of the services delivered by the us so as to permit us to comply with the Debt Service Coverage Ratio, which report shall state the extent to which prior recommendations (if any) of the consultant may not have been complied with by us. We will be required to revise such rents, fees, rates and other charges in conformity with any recommendation of the consultant and to otherwise follow the recommendations of the consultant to the extent permitted by law. At least quarterly, following the submission of its initial report, the consultant will submit to the Master Trustee and certain other persons specified in the Master Indenture progress report(s) indicating whether or not the recommendations contained in its initial report are being complied with.

Our failure to comply with the Debt Service Coverage Ratio for any Ratio Period will not constitute an event of default under the Master Indenture if we continuously comply with the recommendations of the Consultant. However, should the Debt Service Coverage Ratio on any annual evaluation date be below 1.00, that will constitute an event of default under the Master Indenture.

Occupancy Covenant

Pursuant to the Master Indenture, we are required to maintain the following occupancy percentages for the Project for each fiscal quarter beginning with the fiscal quarter which ends not less than 60 days following the issuance of the first certificate of occupancy for the Project, and ending with the first full fiscal quarter following Stable Occupancy:

Occupancy Quarter	Occupancy Requirements (Percent %)
First	14%
Second	24%
Third	32%
Fourth	40%
Fifth	47%
Sixth	53%
Seventh	59%
Eighth	64%
Ninth	71%
Tenth	77%

Occupancy Quarter	Occupancy Requirements (Percent %)
Eleventh	82%
Twelfth and thereafter	85%

If we fail to meet the required occupancy requirement for two quarters in a row, our authorized representative will be required to retain a consultant to make recommendations regarding the actions to be taken to increase the percentage of units occupied to at least the occupancy requirement for future periods and we will be required to follow each recommendation of the consultant to the extent feasible (as determined in the reasonable judgment of Lakeview Management) and permitted by law. However, we will not be required to obtain a consultant's report as described above more often than any two consecutive quarters.

Our failure to achieve the occupancy requirement will not constitute an event of default under the Master Indenture so long as we take all action necessary to comply with the procedures set forth above for obtaining a consultant's report and adopting a plan and follow each recommendation contained in such consultant's report to the extent feasible (as determined in the reasonable judgment of Lakeview Management) and permitted by law.

Liquidity Covenant

We are required to maintain no less than 100 days' cash on hand (the "Liquidity Requirement") as of June 30 and December 31 of each year commencing with the earlier of December 31, 2015 or Stable Occupancy. 100 days' cash on hand is calculated by multiplying 100 by the quotient of (a) the amount of our cash and Investments as of a particular testing date and (2) the quotient of 365 and the amount of expenses (including interest on investments but excluding provisions for bad debt amortization, depreciation or any other noncash expenses) shown on our most annual audited financial statements, or our unaudited trailing twelve month financial statements, if the testing date is a June 30).

If we fail to meet the Liquidity Requirement for two testing periods in a row, we will be required to retain a consultant to make recommendations with respect to our rates, fees and charges and our methods of operation and other factors affecting our financial condition in order to increase the our cash on hand to meet the Liquidity Requirement for future periods. We will be required to follow each recommendation of the consultant applicable to us to the extent feasible (as determined in the reasonable judgment of Lakeview Management) and permitted by law.

Our failure to achieve the required Liquidity Covenant for any Fiscal Year will not constitute an Event of Default under the Master Indenture so long as we take all action necessary to comply with the procedures set forth above for obtaining a consultant's report and adopting a plan and follow each recommendation contained in such consultant's report to the extent feasible (as determined in the reasonable judgment of Lakeview Management) and permitted by law.

Covenants Regarding Competition

We have also agreed not to own, develop or manage any new assisted living or memory care facility other than the Project within the primary market for the Project, as defined in the Feasibility Study, with the exception of acquiring an existing assisted living or memory care facility within the primary market with the intent to own or manage as long as owning or managing such community is not detrimental to the Project.

We have further agreed that certain property owned by our affiliates adjoining the Project (the "Additional Land") will not be sold to any third party for the development of an assisted living facility or memory care facility or for any other use that would be detrimental to the Project and that we will not develop an independent living facility on the Additional Land until we have provided to the Master Trustee a feasibility study and financial forecast accompanied by an examination report resulting from an examination conducted by an independent certified public accountant in conformity with generally accepted standards for accountants' services on prospective financial information confirming the market for and financial viability of such a facility.

Covenants Regarding Issuance of Equity

The Master Indenture does not restrict our or Lakeview Management's ability to issue equity interests. However, pursuant to the Master Indenture, we have agreed that, so long as the Bonds and the Notes remain outstanding, each of Hofmeister Lakeview, LLC and Croson Lakeview, LLC will own at least a 25.5% interest in Holdings, and both entities together shall own at least a 51% interest in Holdings (with each such entity owning some interest).

Covenants Regarding the Incurrence of Additional Indebtedness

Pursuant to the Master Indenture, we have agreed not to create, incur, assume, guarantee or be or remain liable, contingently or otherwise, with respect to any Indebtedness (as defined therein) other than:

- Indebtedness arising under the amended and restated Loan Agreement, the Master Indenture, and all other documents relating to the issuance of the Bonds or the Notes;

- current liabilities relating to the Project, incurred in the ordinary course of business but not incurred through (a) the borrowing of money, or (b) the obtaining of credit except for credit on an open account basis customarily extended and in fact extended in connection with normal purchases of goods and services;

- Indebtedness relating to the Project, in respect of taxes, assessments, governmental charges or levies and claims for labor, materials and supplies to the extent that payment therefor shall not at the time be required to be made;

- Indebtedness relating to Additional Indebtedness permitted to be issued pursuant to the Master Indenture (generally limited to the following purposes, subject to compliance with any additional requirements and deliveries under the Master Indenture: (a) to repay the Notes, the Bonds or other indebtedness of ours, including accrued and unpaid interest and redemption premium, if any, and all costs and expenses incidental to redemption, (b) for direct and indirect costs incurred by us in connection with the Project, including for the constructing, equipping, marketing and leasing of the Project, and (c) to pay for modifications, repairs, renewals, improvements, replacements, alterations, additions, enlargements or expansions in or to the Project (excluding machinery, furnishings and equipments costs); including in each case the costs and expenses of the financing);

- Obligations incurred or assumed by us, the payment of which is by its terms specifically subordinated to the amounts payable under the Master Indenture;

- Indebtedness maturing not more than 365 days after it is incurred or which is payable on demand (subject to certain limitations) ("Short Term Indebtedness") as we deem expedient, in our judgment; provided that the aggregate amount of Short-Term Indebtedness outstanding at any time does not exceed 5% of our total expenses for the preceding fiscal year; and

- Any Indebtedness other than Short Term Indebtedness as we deem expedient, in our judgment, subject to certain prior reporting requirements.

Covenants Regarding the Manager

Pursuant to the Master Indenture, we have agreed to engage a Manager (which shall initially be the Manager), to provide administration and management services to the Project. The Manager may not be a related party or affiliate of ours. Under the Master Indenture, we will be required to engage a new manager upon the occurrence of certain events, including:

- if we fail to make any payment required under the Master Indenture;

- if we fail to maintain a certain minimum Debt Service Coverage Ratio as of the applicable testing dates specified in the Master Indenture; or

- if we fail to meet certain minimum occupancy requirements under the Master Indenture.

If we are required to retain a new manager, we will be required to retain a consultant to provide to the Master Trustee a list of two or more firms experienced in the management or marketing of assisted living facilities of a type and size similar to the Project. We will then be required to retain a new manager by choosing one of the firms included on the list of recommendations compiled by the consultant.

We will not be required to retain a new manager if the consultant determines that the failure to comply with a required Debt Service Coverage Ratio or to maintain a minimum required occupancy level is primarily due to circumstances outside the control of the current manager and would not likely be materially improved by replacing the manager, and provided that we certify that the manager is satisfactorily performing its duties.

Restrictions on Liens

We have agreed in the Master Indenture that we will not (a) create or incur or suffer to be created or incurred or to exist any lien, encumbrance, deed to secure debt, mortgage, deed of trust, pledge, charge, restriction or other security interest of any kind upon any of our property or assets of any character whether now owned or hereafter acquired, or upon the income or profits therefrom; (b) transfer any of our property or assets or the income or profits therefrom for the purpose of subjecting the same to the payment of indebtedness or performance of any other obligation in priority to payment of our general creditors; (c) acquire, or agree or have an option to acquire, any property or assets upon conditional sale or other title retention or purchase money security agreement, device or arrangement; (d) suffer to exist for a period of more than 30 days any Indebtedness or claim or demand against us that if unpaid might by operation of law or upon bankruptcy or insolvency, or otherwise, be given any priority whatsoever over our general creditors; or (e) sell, assign, pledge or otherwise transfer any accounts, contract rights, general intangibles, chattel paper or instruments, with or without recourse.

However, pursuant to the terms of the Master Indenture, we are permitted to create, incur or suffer to be created or incurred or to exist:

- Statutory liens elating to the Project to secure taxes, assessments and other governmental charges or claims for labor, material or supplies in respect of obligations not overdue;

- Liens in favor of the Master Trustee under the Master Indenture and any other documents relating to the issuance of the Bonds or the Notes;

- the encumbrances described in Schedule B-II of Fidelity national Title Insurance Company Commitment for Title Insurance - commitment number 3519590 effective May 26, 2011;

- Liens on and security interests in all or any portion of the Project and the Revenues, secured on an equal and ratable basis with then outstanding Bonds and Notes, so long as such liens and security interests are securing indebtedness issued: (a) for any purpose for which Additional Indebtedness may be issued under the Master Indenture; or (b) for the purpose of refunding or refinancing any Indebtedness outstanding under the Master Indenture or any other Indebtedness (subject to certain limitations and requirements, including the requirement that the holder of such additional indebtedness agree to be limited to the same remedies available to the Trustee, and that such remedies will be exercised solely by the Trustee for the equal and ratable benefit of all holders of the Bonds, the Notes and any other indebtedness so secured);

- Liens on and security interests in our property or interest in property, real, personal or mixed, other than the Project or the Gross Revenues;

- purchase money security interests in fixtures and equipment made part of the Project or by a security interest given to refinance a purchase money security interest;

- Liens on and security interests in the Project and/or the Gross Revenues which are subordinate to the lien of the Mortgage (subject to certain requirements, including the requirement that the holder of such lien and/or security interest agree to subordinate his, her or its remedies to those of the Master Trustee); and

- Liens on and security interests in the Gross Revenues on a parity with the security interest created under the Mortgage if such liens and/or security interests secure indebtedness incurred for the purpose of providing working capital (subject to certain limitations and requirements, including the requirement that the holder of such additional indebtedness agree to be limited to the same remedies available to the Master Trustee, and that such remedies will be exercised solely by such Trustees for the equal and ratable benefit of all holders of the Obligations and any other indebtedness so secured).

Amendments to Covenants and Security Provisions

Subject to certain exceptions, the covenants and other security provisions of the Master Indenture and the Mortgage may be amended with the consent of the owners of not less than a majority in aggregate principal amount of all Bonds and Notes then outstanding (which may include bonds issued in the future). Such amendments may alter or eliminate the covenants and security provisions described in this Offering Circular.

Funds Created Pursuant to and Held Under the Corporate Bond Indenture and the Master Indenture

Debt Service Reserve Fund

Pursuant to the Corporate Bond Indenture, upon the closing of the sale of the Bonds the Issuers will create and establish with the Corporate Bond Trustee a debt service reserve fund (the "Debt Service Reserve Fund") with respect to the Bonds. The Debt Service Reserve Fund will initially be funded in an amount equal to 10% of the aggregate sale proceeds of the Bonds proposed to be issued hereunder by transferring such amount from the similarly titled fund created under the existing Municipal Bond Indenture. The Debt Service Reserve Fund will be available to pay the principal of and interest on the Bonds if payments by us are insufficient therefor.

Beginning on the first day of the month following notice of any deficiency in the Debt Service Reserve Fund due to withdrawal, diminution in value, or losses, and on the first day of each of the next 11 months thereafter, in addition to any other loan payments which may be due under the Master Indenture, we will be required to make equal monthly loan payments to the Corporate Bond Trustee for deposit into the Debt Service Reserve Fund, each equal to 1/12th of the amount of such deficiency, subject to a credit for earnings retained in, or deposits other than described by this paragraph made to the Debt Service Reserve Fund during such period. In addition, there will be deposited into the Debt Service Reserve Fund all money required to be transferred thereto pursuant to the Corporate Bond Indenture, and all other money received by the Corporate Bond Trustee when accompanied by directions that such money is to be paid into the Debt Service Reserve Fund.

Except as provided in the Corporate Bond Indenture, money in the Debt Service Reserve Fund will be used solely for the payment of the principal of and interest on the Bonds in the event money in the Bond Fund established under the Corporate Bond Indenture for the purpose of making interest, principal, and redemption payments with respect to the Bonds, including the Bond Fund, is insufficient to make such payments when due, whether on an interest payment date, redemption date, maturity date, acceleration date or otherwise. Any earnings on monies on deposit in the Debt Service Reserve Fund that are in excess of the lesser of (a) the maximum annual debt service of the Bonds or (b) 125% of the average annual debt service requirement payable with respect to the Bonds will be transferred to the Bond Fund.

Bond Fund

Pursuant to the Corporate Bond Indenture, upon the closing of the sale of the Bonds the Issuers will create and establish with the Corporate Bond Trustee a bond fund (the "Bond Fund") with respect to the Bonds. On the last Business Day immediately preceding each Interest Payment Date up to and including the Completion Date, the Corporate Bond Trustee will be required to transfer funds from the Project Fund to the Bond Fund to pay interest on the Bonds due on such Interest Payment Date and accrued up to and including the Completion Date, without submission of any requisition. After the Completion Date, amounts held in the Bond Fund in excess of interest accrued through the Completion Date will be applied to the redemption of Bonds pursuant to the Corporate Bond Indenture.

Project Fund

Pursuant to the Corporate Bond Indenture, upon the closing of the sale of the Bonds the Issuers will create and establish with the Corporate Bond Trustee a project fund (the "Project Fund") consisting of a Loan Account, a Costs of Issuance Account, an Insurance and Condemnation Account (to be established as needed) and an Equity Account. These accounts will be funded upon the closing of the issuance of the Bonds by transferring to the Corporate Bond Trustee the amount included in the similarly named accounts created under the existing Municipal Bond Indenture and relating to the Series 2011C Bonds.

The moneys funded to the Loan Account shall be disbursed by the Corporate Bond Trustee solely for the purpose of paying certain costs and expenses of the Assisted Living Community and the Memory Care Community.

The funds deposited in the Equity Account shall be disbursed by the Corporate Bond Trustee (as directed by us in writing pursuant to a requisition signed by one of our authorized officers and approved by the Construction Monitor) to pay (a) all costs of acquisition, construction, and equipping of the Project other than Qualified Costs of the Project and (b) to the extent amounts on deposit in the Loan Account are insufficient for such purposes, certain costs and expenses of the Project.

The moneys funded to the Costs of Issuance Account will be used to pay the fees and expenses incurred in connection with the issuance of the Bonds not payable from the proceeds of the Bonds.

Upon the occurrence and continuation of an event of default under the Corporate Bond Indenture and an acceleration of the Bonds pursuant thereto, all moneys and investments in the Project Fund shall be transferred to the Revenue Fund and applied to the payment of the Bonds.

Working Capital Fund

Pursuant to the existing Municipal Bond Indenture, there was created a working capital fund, which was originally funded with $1,185,000 from proceeds of the Series 2011B Bonds and the Series 2011C Bonds. Upon the closing of this offering, all moneys in the working capital fund under the Municipal Bond Indenture will be transferred to the Master Trustee to create a working capital fund under the Master Indenture (the "Working Capital Fund"). Amounts on deposit in the Working Capital Fund will be delivered to us upon written request to the Master Trustee to be used only (i) to pay operating expenses directly related to the Project, such as operating losses during the construction and lease-up of the Project and/or (ii) to make payments on the Notes or the Bonds. We will not be required to reimburse amounts withdrawn from the Working Capital Fund. Upon receipt of evidence of the achievement of Stabilized Occupancy and compliance with the hereinafter described Debt Service Coverage Ratio, Liquidity Covenant, and Occupancy Covenant, the Master Trustee will disburse any remaining amounts in the Working Capital Fund to our principals, Hofmeister Lakeview, LLC and Croson Lakeview LLC.

Liquidity Support Fund

Pursuant to the existing Municipal Bond Indenture, there was created a liquidity support fund, which was originally funded with $500,000 from equity provided by us. We have funded the liquidity support fund with an irrevocable letter of credit issued by Branch Banking & Trust Company. Upon the closing of this offering, all moneys in the liquidity support fund under the Municipal Bond Indenture and the irrevocable letter of credit described above will be transferred or assigned (as applicable) to the Master Trustee to create a liquidity support fund under the Master Indenture (the "Liquidity Support Fund"). Amounts on deposit in the Liquidity Support Fund will be applied only after all money has been withdrawn from the Working Capital Fund and the Operating Reserve Fund. Amounts on deposit in the Liquidity Support fund will be delivered to us, upon our written request, (i) to pay our operating expenses and/or (ii) to make payments on the Notes and the Bonds. We will not be required to reimburse amounts drawn from the Liquidity Support Fund. If we satisfy the Debt Service Coverage Ratio requirement of the amended and restated Loan Agreement for four consecutive Ratio Periods, 50% of the amount held in the Liquidity Support Fund will be disbursed to us. Thereafter, if we satisfy the Debt Service Coverage Ratio requirement of the Master Indenture for an additional four consecutive Ratio Periods, the amount remaining in the Liquidity Support Fund will be disbursed to us and the Liquidity Support Fund will be closed.

Operating Reserve Fund

Pursuant to the existing Municipal Bond Indenture, there was created an operating reserve fund. The operating reserve fund was initially funded with $160,000 of proceeds of the Series 2011 Bonds. Upon the closing of this offering, all moneys in the operating reserve fund under the Municipal Bond Indenture will be transferred to the Master Trustee to create an operating reserve fund under the Master Indenture (the "Operating Reserve Fund"). In addition, we will agree to deposit in the Operating Reserve Fund on January 1, 2013 and on the first day of each fiscal quarter thereafter, an amount sufficient to cause the balance of the Operating Reserve Fund to equal the Operating Reserve Requirement of $500,000 by January 1, 2015. Amounts on deposit in the Operating Reserve Fund will be applied only after all money has been withdrawn from the Working Capital Fund. Amounts in the Operating Reserve Fund will be disbursed by the Master Trustee to or for our account within seven days of receipt by the Master Trustee of an Officer's Certificate of the Issuers to the effect that (i) such money will be used to pay (a) costs of the Project, (b) the costs of needed repairs to the Project, (c) the costs of capital improvements to the Project required by law or regulation, (d) judgments against us, (e) our operating expenses, or (f) amounts due on any of our indebtedness, including, without limitation, the Notes and the Bonds, (ii) such money is anticipated to be expended in the calendar month following the month in which such Officer's Certificate is submitted, and (iii) an itemized budget describing the uses for which such money is needed and the amount needed for each such use.

Replacement Reserve Fund

Pursuant to the Master Indenture, there will be created upon the closing of this offering a replacement reserve fund (the "Replacement Reserve Fund"). Commencing with the first month after the completion of the Project, we will be required to deliver to the Master Trustee on the first day of each month for deposit in the Replacement Reserve Fund an amount equal to 1/12 multiplied by the product of $300 and the number of units in the Project (or such additional amount, if any, determined under a needs assessment analysis to be commissioned in July 2019 and every 8 years thereafter). Amounts in the Replacement Reserve Fund will be disbursed to us only for the following purposes: (a) to pay the principal of, premium, if any, and interest on the Bonds and the Notes to the extent there are insufficient moneys in the Bond Fund therefor on any Interest Payment Date prior to using funds in the Debt Service Reserve Fund after exhaustion of funds in the Working Capital Fund, the Liquidity Support Fund, and the Operating Reserve Fund, and (2) for building structural repairs, roof replacement, kitchen appliance replacement, carpet replacement, major building system replacement *(i.e.,* electrical, plumbing, HVAC), major painting, and roof repair or any other similar uses. In addition, if at any time we are in default in the payment of any of the Bonds or the Notes, the Master Trustee may use funds from the Replacement Reserve Fund to pay the principal of, premium, if any, and interest on such Bonds and/or Notes automatically without requisition.

Defeasance

We shall be discharged of our obligations to make payments of principal and interest with respect to all or a portion of the Bonds if we deliver to the Corporate Bond Trustee cash and/or direct obligations of, or obligations guaranteed by, the United States government (which obligations are not redeemable at the option of the issuer thereof), the principal of and interest on which, when due, or upon the redemption thereof at the option of the Holder), will, without reinvestment, provide cash which, together with the cash, if any, on deposit with the Corporate Bond Trustee at the same time, shall be sufficient, to pay and discharge the entire indebtedness on the Bonds sought to be discharged and to provide notice to the Holders thereof regarding such defeasance.

Transfer Restrictions

Except for those Bonds (if any) held by Affiliates of the Issuers, all Bonds sold hereunder will be negotiable and will be freely transferable pursuant to Regulation A under the Securities Act

Trustee

U.S. Bank National Association shall act as Corporate Bond Trustee for the benefit of the holders of the Bonds pursuant to, and in accordance with the terms of, the Corporate Bond Indenture and as Master Trustee for the benefit of the holders of the Obligations under the Master Indenture.

Amendments of Certain Agreements

Upon the issuance of the Bonds, we will execute and deliver a Master Indenture containing the provisions described above. In connection with the execution and delivery of the Master Indenture, we have agreed to amend and restate the Loan Agreement, the Municipal Bond Indenture and the Mortgage and any other documents executed and delivered in connection with the issuance of the Series 2011 Bonds. Purchasers of the Series 2011 Bonds, by their purchase, approved the Master Indenture, and the amendment and restatement of the Loan Agreement, the Indenture, the Mortgage and the other documents executed and delivered in connection with the issuance of the Series 2011 Bonds. Prior to, and as a condition to, the execution of delivery of any documents described in the preceding sentence, we will be required to secure and deliver to Tavares, the Municipal Bond Trustee and the Underwriter an opinion of bond counsel, in form and substance reasonably acceptable to the Trustee and the Underwriter, to the effect that (1) the execution, amendment and delivery of such documents will not materially and adversely affect the tax-exempt status of the Series 2011A Bonds, and (2) the execution, amendment and delivery of such documents will not materially prejudice the Trustee or materially and adversely affect the owners of the Series 2011A Bonds and the Series 2011B Bonds.

Book-Entry Settlement and Clearance

The Bonds initially will be issued solely in book-entry form to be held in the book-entry only system maintained by DTC. So long as such book-entry system is used, only DTC will receive or have the right to receive physical delivery of Bonds and, except as otherwise provided herein with respect to tenders by beneficial owners of beneficial ownership interests, beneficial owners will not be or be considered to be, and will not have any rights as, owners or holders of the Bonds under the Corporate Bond Indenture.

DTC will act as securities depository for the Bonds. The Bonds will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully-registered Bond certificate will be issued in the aggregate principal amount of the Series 2011 Bonds and will be deposited with DTC at the office of the Corporate Bond Trustee on behalf of DTC utilizing the DTC FAST system of registration.

Purchases of the Bonds under the DTC system must be made by or through Direct Participants, which will receive a credit for the Bonds on DTC's records. The ownership interest of each actual purchaser of each Bond ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Bonds are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the Bonds, except in the event that use of the book-entry system for the Bonds is discontinued.

To facilitate subsequent transfers, all of the Bonds deposited by Direct Participants with DTC (or the Corporate Bond Trustee on behalf of DTC utilizing the DTC FAST system of registration) are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of the Bonds with DTC (or the Corporate Bond Trustee on behalf of DTC utilizing the DTC FAST system of registration) and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Bonds; DTC's records reflect only the identity of the Direct Participants to whose accounts such the Bonds are credited, which may or may not be the beneficial owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of the Bonds may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the Bonds, such as redemptions, tenders, defaults, and proposed amendments to the Bond documents. For example, beneficial owners of the Bonds may wish to ascertain that the nominee holding the Bonds for their benefit has agreed to obtain and transmit notices to beneficial owners. In the alternative, beneficial owners may wish to provide their names and addresses to the Corporate Bond Trustee and request that copies of notices be provided directly to them.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the Bonds unless authorized by a Direct Participant in accordance with DTC's Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to the Issuers as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Bonds are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Distributions, and interest payments on the Bonds will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts upon DTC's receipt of funds and corresponding detail information from the Corporate Bond Trustee, on payable date in accordance with their respective holdings shown on DTC's records. Payments by Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with the Bonds held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such Participant and not of DTC or its nominee, the Corporate Bond Trustee or the Issuers, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and interest payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Corporate Bond Trustee, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as depository with respect to the Bonds at any time by giving reasonable notice to the Issuers or the Corporate Bond Trustee. Under such circumstances, in the event that a successor depository is not obtained, Bond certificates are required to be printed and delivered.

The Issuers may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Bond certificates will be printed and delivered.

Each Beneficial Owner for whom a Direct Participant or Indirect Participant acquires an interest in the Bonds, as nominee, may desire to make arrangements with such Direct Participant or Indirect Participant to receive a credit balance in the records of such Direct Participant or Indirect Participant, to have all notices of redemption, elections to tender the Bonds or other communications to or by DTC which may affect such Beneficial Owner forwarded in writing by such Direct Participant or Indirect Participant, and to have notification made of all debt service payments. Beneficial owners may be charged a sum sufficient to cover any tax, fee, or other governmental charge that may be imposed in relation to any transfer or exchange of their interests in the Bonds.

The Issuers cannot and do not give any assurances that DTC, Direct Participants, Indirect Participants or others will distribute payments of debt service on the Bonds made to DTC or its nominee as the registered owner, or any redemption or other notices, to the beneficial owners, or that they will do so on a timely basis, or that DTC, Direct Participants or Indirect Participants will serve and act in the manner described in this Offering Circular.

For so long as the Bonds are registered in the name of DTC or its nominee, Cede & Co., the Issuer, the Issuers and the Corporate Bond Trustee will recognize only DTC or its nominee, Cede & Co., as the registered owner of the Bonds for all purposes, including payments, notices and voting. So long as Cede & Co. is the registered owner of the Bonds, references herein to the Holders or registered owners of the Bonds shall mean Cede & Co. and shall not mean the Beneficial Owners of the Bonds.

Because DTC is treated as the owner of the Bonds for substantially all purposes under the Corporate Bond Indenture, Beneficial Owners may have a restricted ability to influence in a timely fashion remedial action or the giving or withholding of requested consents or other directions. In addition, because the identity of Beneficial Owners is unknown to the Issuers, the Corporate Bond Trustee or DTC, it may be difficult to transmit information of potential interest to Beneficial Owners in an effective and timely manner. Beneficial Owners should make appropriate arrangements with their broker or dealer regarding distribution of information regarding the Bonds that may be transmitted by or through DTC.

PART F/S - FINANCIAL STATEMENTS OF THE ISSUERS

(1) Balance Sheet

Set forth below is the Balance Sheet of the Issuers, on a combined basis, as of December 31, 2011.

(2) Statements of Income, Cash Flows and Other Stockholders Equity

Set forth below are the Statement of Cash Flows and Statement of Operations and Changes in Members Equity of the Issuers, on a combined basis, for the fiscal years ended December 31, 2011 and December 31, 2010 and the interim period from January 1, 2012 through June 30, 2012. In the opinion of management, all adjustments necessary for a fair statement of results for the interim period, all of which adjustments are of a normal and recurring nature.

Lakeview Crest, LLC and Osprey Lodge, LLC
Combined Balance Sheets
As of the Year Ending December 31, 2011
($ in Thousands)

	2011		
	Lakeview Crest	**Osprey Lodge**	**Combined**
Current Assets:			
Cash and Cash equivalents	$ 2	$ -	$ 2
Accounts receivable	-	-	-
Assets whose use is limited-current portion	14,119	-	14,119
Note Receivable/Investment in LVC			
Total Current Assets	14,121	-	14,121
Assets whose use is limited	3,308	-	3,308
Property and equipment, net	10,041	-	10,041
Deferred financing costs, net	1,643	-	1,643
Deferred capital costs, net	-	-	-
Original financing costs, net	-	-	-
Organizational costs, net	-	-	-
Total Assets	$ 29,113	$ -	$ 29,113
Current liabilities:			
Accounts payable	$ 2	$ -	$ 2
Accrued interest and fees	-	-	-
Current maturity of bonds payable	-	-	-
Notes payable	-	-	-
Total Current Liabilities	2	-	2
Series 2011A Bonds	15,630	-	15,630
Series 2011B Bonds	2,735	-	2,735
Series 2011C Bonds	5,000	-	5,000
Note payable	-	-	-
Total Long-term Liabilities	23,365	-	23,365
Members Equity(Deficit)	5,746	-	5,746
Total Liabilities and Net Assets	$ 29,113	$ -	$ 29,113

Lakeview Crest, LLC
Combined Statement of Cash Flows
For the Year Ending December 31,
($ in Thousands)

	2011	2010
Cash Flows from Operating Activities		
Net Income (Loss)	$ (143)	$ (154)
Depreciation and amortization	73	22
Assets whose use is limited-current portion	-	-
Increase(decrease) in accounts payable	(60)	62
Net Cash Provided (Used in) Operations	(130)	(70)
Cash Flows from Investing Activities		
Construction and acquisition of property and equipment	(2,877)	(355)
Decrease (increase) in assets whose use is limited	(17,427)	-
Financing costs	(1,643)	-
Net Cash Provided (Used in) Investing Activities	(21,947)	(355)
Cash Flows from Financing Activities		
Series 2011A Bonds	15,630	-
Series 2011B Bonds	2,735	-
Series 2011C Bonds	5,000	-
Equity Contribution (distributions)	1,621	21
Borrowings (Repayment) of Notes Payable	(2,909)	405
Net Cash Provided (Used in) Financing Activities	22,077	426
Net Increase(decrease) in Cash	-	1
Cash and Cash Equivalents at Beginning of Year	2	1
Cash and Cash Equivalents at End of Year	$ 2	$ 2

Lakeview Crest, LLC
Combined Statement of Operations
and Changes in Members Equity
For the Year Ending December 31,
($ in Thousands)

	2011	2010
Revenue		
Service income	$ -	$ -
Interest income	8	-
Assets whose use is limited-current portion	-	-
Total Revenue	8	-
Expenses		
Operating expenses	8	27
Interest expense	72	127
Write-off loan costs	71	-
	-	-
	-	-
Expenses	(21,947)	(355)
Net Income (Loss)	(143)	(154)
Members Equity(Deficit) at beginning of year	4,268	4,422
Additional Equity invested	1,621	-
Members Equity(Deficit) at end of year	$ 5,746	$ 4,268

ORL298,028,533V 5

Lakeview Crest, LLC and Osprey Lodge, LLC
Combined Statement of Cash Flows
Six months ended June 30, 2012
($ in Thousands)

	Six months ended June 30, 2012
Cash Flows from Operating Activities	
Net Income (Loss)	$ (57)
Depreciation and amortization	24
Assets whose use is limited-current portion	-
Increase(decrease) in accounts payable	-
Net Cash Provided (Used in) Operations	(33)
Cash Flows from Investing Activities	
Construction and acquisition of property and equipment	(6,939)
Decrease (increase) in assets whose use is limited	7,149
Financing costs	(19)
Net Cash Provided (Used in) Investing Activities	191
Cash Flows from Financing Activities	
Series 2011A Bonds	-
Series 2011B Bonds	-
Series 2011C Bonds	-
Equity Contribution (distributions)	-
Borrowings (Repayment) of Notes Payable	-
Net Cash Provided (Used in) Financing Activities	-
Net Increase(decrease) in Cash	158
Cash and Cash Equivalents at Beginning of Year	2
Cash and Cash Equivalents at End of Year	$ 160

Lakeview Crest, LLC and Osprey Lodge, LLC
Combined Statement of Operations
and Changes in Members Equity
Six months ended June 30, 2012
($ in Thousands)

	June 30, 2012		
	Lakeview Crest	**Osprey Lodge**	**Combined**
Revenue:			
Service income	$ -	$ -	$ -
Interest income	28	-	28
	-	-	
Total Revenue	28	-	28
Expenses:			
Operating expenses	-	59	59
Interest expense	-	-	-
Amortization of loan costs	26	-	26
	-	-	-
	-	-	-
Expenses	26	59	$ 85
Net Income (Loss)	2	(59)	(57)
Members Equity(Deficit) at beginning of year	5,746	-	5,746
Additional Equity invested	-	-	-
			-
Members Equity(Deficit) at end of year	$ 5,748	$ (59)	$ 5,689

ORL298,028,533V 5

SIGNIFICANT ACCOUNTING POLICIES

NOTE A – BASIS OF PRESENTATION

These unaudited financial statements present, to the best knowledge and belief of management of Lakeview Crest, LLC (the "Owner") and Osprey Lodge LLC (the "Operator"), (collectively referred to as "Management" or the "Issuers"), the results of operations and cash flows for the two years ended December 31, 2011 and the six months ended June 30, 2012 and the financial position as of December 31 2011, December 31, 2010 and June 30, 2012.

Cash and Cash Equivalents – Cash and cash equivalents include investments in highly liquid instruments with an original maturity of three months or less, excluding amounts whose use is limited by Loan Agreement and other documents related to the issuance by the Company of the Notes (as described in Note B).

Assets Whose Use Is Limited – Assets whose use is limited are assumed to be carried at full value, which is based on the underlying securities (assumed to be carried at fair value), and is assumed to approximate historical cost.

Property, Buildings, and Equipment – Property, buildings, and equipment are recorded at cost. Additions, renewals, and improvements that extend the life of an asset are capitalized. Maintenance and repair expenditures are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, as follows:

Estimated Useful Life	
Land and improvements:	40 Years
Buildings and improvements:	39 Years
Equipment and furniture:	7 Years

Other Assets – Other assets include bond issuance costs incurred in issuing the Notes, which are being amortized over the term of the Notes, using a method that approximates the effective interest method.

Income Taxes – Each of the Borrowers is a limited liability company. For Federal income tax purposes, each Borrower is considered a "disregarded entity." Accordingly, the financial statements include no provision or liabilities for income taxes.

NOTE B – BACKGROUND INFORMATION

Corporate Organization

The Owner is a Florida limited liability company that was organized in 2009 to develop Osprey Lodge at Lakeview Crest (the "Project"), and is a wholly-owned subsidiary of Lakeview Crest Holdings, LLC ("Holdings").

In July 2011, the Issuers issued certain promissory notes (the "Notes") in the aggregate principal amount of $23,365,000 to the City of Tavares, Florida ("Tavares") pursuant to a Loan Agreement dated July 1, 2011 (as amended from time to time, the "Loan Agreement"). The Notes were issued as part of a plan of financing pursuant to which Tavares issued $23,365,000 in bonds (collectively, the "Series 2011 Bonds") and loaned the proceeds of the Series 2011 Bonds to us pursuant to the Loan Agreement for the purpose of constructing, leasing and operating a senior living community to be known as Osprey Lodge at Lakeview Crest (the "Project") and to be located in Tavares. The Project is expected to consist of 124 senior housing units, including 76 assisted living units and 48 Alzheimer / impaired memory (dementia) units for patients with Alzheimer's disease or dementia

Each Issuer is managed by Lakeview Crest Management LLC, a Florida limited liability company ("Lakeview Management"). Lakeview Management is managed by its two members, Hofmeister Lakeview LLC ("Hofmeister Lakeview") and Croson Lakeview LLC ("Croson Lakeview"). Tom L. Hofmeister owns all of the outstanding membership interests of Hofmeister Lakeview and David A. Croson and members of his immediate family own all of the outstanding membership interests of Croson Lakeview. After development, the Project will be leased by the Owner, under a long term triple net lease agreement, to the Operator, a Florida limited liability company, which is also a wholly owned subsidiary and, accordingly, an affiliate of the Company.

Construction Management Agreement

The Issuers have entered into a construction contract (the "Construction Contract") with CORE Construction Services of Florida, LLC as the general contractor to construct the Project (the "Contractor"). The Construction Contract calls for a guaranteed maximum price ("GMP") of $11,793,459 for the construction of the Project.

NOTE C – BOND FINANCING

In July 2011, the City of Tavares issued $23,365,000 of Series C Bonds to help finance the Project. The Series 2011 Bonds consist of Series 2011A Tax-Exempt Bonds, Series 2011B Taxable Bonds and Series 2011C Taxable Bonds. The City of Tavares loaned the proceeds of the Series 2011 Bonds to us pursuant to the Loan Agreement for the purpose of constructing, leasing and operating the Project. The interest rates and maturity dates of these bonds and the Notes evidencing the loan from the City of Tavares to us are as follows:

Series 2011A	$1,720,000	Due July 1,2031	Yield of 8.375%
Series 2011A	$2,540,000	Due July 1,2036	Yield of 8.625%
Series 2011A	$11,370,000	Due July 1,2046	Yield of 9.000%
Series 2011B	$730,000	Due July 1,2018	Yield of 10.25%
Series 2011B	$830,000	Due July 1,2021	Yield of 12.00%
Series 2011B	$1,175,000	Due July 1,2026	Yield of 12.00%
Series 2011C	$5,000,000	Due July 1,2026	Yield of 8.00%-Interest rate reset periodically, initially January 1, 2012

NOTE D-ASSETS WHOSE USE IS LIMITED

Pursuant to the Indenture governing the Series 2011 Bonds, there were created several funds as described below. These funds are categorized as "Assets Whose Use is Limited" in the Issuers' Combined Balance Sheets.

Bond Fund

The Bond Fund represents monthly advance payments of bond principal and interest to be made to the trustee relating to the Series 2011 Bonds. The funds held in the Bond Fund will be used by the trustee to make the annual principal payments and semi-annual interest payments to the owners of the Series 2011 Bonds when due.

Debt Service Reserve Fund

At closing, $2,294,000 was placed in the Debt Service Reserve Funds. These funds are available to be used to meet debt service requirements for the Series 2011 Bonds if the amount in the Bond Fund is insufficient.

Capitalized Interest Fund

At closing, $3,130,000 was placed in a Capitalized Interest Fund. Amounts in the Capitalized Interest Fund will be available to pay interest on the Series 2011 Bonds for the construction period (15 months) and the first 15 months of operations.

Project Fund

The Project Fund is the net funds from the Series 2011 Bond proceeds and is to be used to pay the costs of construction and development.

Working Capital Fund

The Working Capital Fund was funded at closing with $1,185,000 from the Series 2011 Bond proceeds to pay for initial start-up operating expenses.

Liquidity Support Fund

Additional security was provided in the form of a Liquidity Support Fund in the amount of $500,000 provided via letter of credit. The letter of credit was backed by one of the principal managing members. Amounts in the Liquidity Support Fund will be applied only after all money has been withdrawn from the Working Capital Fund and Operating Reserve Fund. Amounts on deposit in the Liquidity Support Fund will be delivered to the Borrower upon written request of the Borrower to the trustee that such amounts will be used for operating expenses of the Project and/or to make payments on the debt.

Operating Reserve Fund

The Operating Reserve Fund in the amount of $160,000 was funded from the proceeds of the Series 2011A Bonds. Pursuant to the terms of the agreement between Management and the Underwriter, Management will be required to increase the Operating Reserve Fund to $500,000 from operating activities.

Amounts on deposit in the Operating Reserve Fund will be applied only after all money has been withdrawn from the Working Capital Fund. Amounts in the Operating Reserve Fund will be disbursed by the trustee to the Borrower within seven days of receipt by the trustee of an Officer's Certificate of the Borrower to the effect that such money will be used to pay (1) costs of the Project, (2) the costs of needed repairs to the Project, (3) the costs of capital improvements to the Project required by law or regulation,

(4) judgments against the Borrower, (5) operating expenses of the Borrower, or (6) amounts due on any indebtedness of the Borrower.

Replacement Reserve Fund

Additionally, under the Loan Agreement, the Borrower is obligated to fund a Replacement Reserve Fund ("Replacement Reserve Fund") in an amount equal to $300 per unit per year beginning the first month the Project has occupants. The amounts in the Replacement Reserve Fund are to be used for building structural repairs, roof replacement, kitchen appliance replacement, carpet replacement, major building system replacement, or major painting. The amounts in the Replacement Reserve Fund can also be used to pay the principal and interest on the Series 2011 Bonds prior to using the Debt Service Reserve Fund, but after the exhaustion of the Liquidity Support Fund, the Working Capital Fund, and the Operating Reserve Fund.

(3) Financial Statements of Businesses Acquired or to be Acquired

Not applicable.

(4) Pro Forma Financial Information

Not applicable.

PART III - EXHIBITS

ITEM 1. Index to Exhibits

See **Part III - Item 2, "Description of Exhibits,"** below.

ITEM 2. Description of Exhibits

Exhibit No.	Description
1.1	Underwriting Agreement*
2.1	Articles of Organization of Lakeview Crest, LLC
2.2	Articles of Organization of Osprey Lodge LLC
2.3	Amended and Restated Limited Liability Company Agreement of Lakeview Crest, LLC
2.4	Amended and Restated Limited Liability Company Agreement of Osprey Lodge LLC
3.1	Form of Master Indenture by and among Lakeview Crest, LLC, Osprey Lodge LLC, City of Tavares, Florida and U.S. Bank, National Association*
3.2	Form of Corporate Bond Indenture by and among Lakeview Crest, LLC Osprey Lodge LLC, and U.S. Bank, National Association*
3.3	Form of Lakeview Crest, LLC and Osprey Lodge LLC Fixed Rate Bonds due July 1, 2026*
6.1	Amended and Restated Mortgage, Assignment of Rents and Security Agreement issued by Lakeview Crest, LLC and Osprey Lodge LLC in favor of the City of Tavares, Florida*
6.2	Amended and Restated Assignment of Contract Documents, issued by Lakeview Crest, LLC and Osprey Lodge LLC in favor of U.S. Bank National Association*
6.3	Amended and Restated Loan Agreement by and among Lakeview Crest, LLC, Osprey Lodge LLC and the City of Tavares, Florida*
6.4	Standard Form of Agreement between Owner and Contractor - AIA Document A102, dated June 8, 2011, between Lakeview Crest, LLC, Osprey Lodge LLC and CORE Construction Serve of Florida, LLC
6.5	Construction Monitoring Agreement, dated May 27, 2011, by and among Lakeview Crest, LLC, Osprey Lodge LLC and Special Asset Services, Inc.
6.6	Development Services Agreement, dated June 1, 2011, by and among Lakeview Crest, LLC, Osprey Lodge LLC and Master Commercial Contractor, Inc.
6.7	Pre-Opening Services and Management Agreement, dated May 5, 2011, by and between Concordis Management of Tavares, LLC and Osprey Lodge LLC
6.8	Land Use Restriction Agreement, dated as of July 1, 2011, by and among Lakeview Crest, LLC, Osprey Lodge LLC, the City of Tavares, Florida and U.S. Bank National Association
10.1	Consent of Moore Stephens Lovelace, P.A.
10.2	Consent and Certification of Herbert J. Sims & Co., Inc.
11.1	Opinion of Greenberg Traurig, P.A. *
15.1	Feasibility Study

* To be filed by amendment to this Offering Circular on Form 1-A.

SIGNATURES

The issuers have duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mount Dora, State of Florida, on August 27, 2012.

LAKEVIEW CREST, LLC
OSPREY LODGE LLC

By: Lakeview Crest Management LLC, its Manager

By: ______________________
Name: Tom L. Hofmeister
Title: President

By: ______________________
Name: David A. Croson
Title: Vice President